Filed Pursuant to General Instruction II.L. of Form F-10;
File No. 333-261515
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated December 3, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated December 3, 2021 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Reunion Neuroscience Inc. at 30 Duncan Street, Lower North Suite Toronto, Ontario, Canada, M5V 2C3, by telephone at 1-833-833-1967 and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT
(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 3, 2021)
New Issue November 18, 2022
REUNION NEUROSCIENCE INC.
US$10,000,000
Common Shares
This prospectus supplement (the “Prospectus Supplement”) of Reunion Neuroscience Inc. (the “Company”, “Reunion”, “we”, “us”, or “our”), together with the accompanying base shelf prospectus dated December 3, 2021 (the “Shelf Prospectus”, and, as supplemented by this Prospectus Supplement, the “Prospectus”), qualifies the distribution (the “Offering”) of up to US$10,000,000 of common shares in the capital of the Company (the “Common Shares”, and each Common Share being qualified hereunder, an “Offered Share”) pursuant to an equity distribution agreement dated November 18, 2022 (the “Distribution Agreement”) between the Company and Canaccord Genuity LLC (the “Agent”). Pursuant to the Distribution Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares, in accordance with the terms of the Distribution Agreement. The Offering is being made only in the United States under the terms of our registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Distribution Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “Plan of Distribution”.
The issued and outstanding Common Shares are listed and posted for trading on the Nasdaq Stock Market (“Nasdaq”) and the TSX under the symbol “REUN”. On November 17, 2022, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on Nasdaq was US$1.50 and on the TSX was C$1.95. The Company has submitted a notification of listing to list the Offered Shares on Nasdaq and has received conditional approval to list the Offered Shares on the TSX. Listing on Nasdaq and the TSX will be subject to the Company fulfilling all of the listing requirements of Nasdaq and the TSX, respectively.
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Agent
CANACCORD GENUITY
No underwriter or agent of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.
Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in both Canada and/or the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement. You should read the tax discussion in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances.
Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the loss of their investment. A prospective purchaser should therefore review the Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the annual information form of the Company incorporated by reference in the Prospectus at the relevant time and the risks otherwise described in this Prospectus and the documents incorporated by reference herein and therein, prior to investing in any securities offered hereby.
Sales of Common Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”) and an “at-the-market offering” under Rule 415 under the U.S. Securities Act. Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Distribution Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada or on the TSX or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Distribution Agreement. In this Offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. See “Plan of Distribution”.
The Company will pay the Agent a broker fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Distribution Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses in connection with the Distribution Agreement. In connection with sales of the Offered Shares, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. See “Plan of Distribution”.
Further particulars concerning the attributes of the Common Shares are set out under “Description of Securities” in the Shelf Prospectus, which provides for the issuance from time to time over a 25-month period from the date of the Shelf Prospectus of up to $150,000,000 of Common Shares, preferred shares, debt securities, subscription receipts, warrants and units, or any combination thereof.
Four directors of the Company, being Greg Mayes, Helen Boudreau, Dieter Weinand and Ellen Lubman, reside outside of Canada and each has appointed the Company at 30 Duncan Street, Lower North Suite, Toronto, Ontario, Canada, M5V 2C3, as his or her respective agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of
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a foreign country, that some or all of the underwriters or experts that may be named in the Registration Statement (of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Any offering made pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Our principal place of business is at 30 Duncan Street, Lower North Suite, Toronto, Ontario, Canada, M5V 2C3 and our registered office is 30 Duncan Street, Lower North Suite, Toronto, Ontario, Canada, M5V 2C3.
Investors should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

TABLE OF CONTENTS — PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS — SHELF PROSPECTUS

IMPORTANT NOTICE
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering of the Offered Shares. This Prospectus Supplement may add, update or change information contained in the accompanying Shelf Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Shelf Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Shelf Prospectus and such documents incorporated by reference herein or therein.
You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. The Company and the Agent have not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, as well as information field with the SEC and with the securities regulatory authorities in each of the provinces of Canada that is incorporated by reference herein and in the accompanying Shelf Prospectus, is accurate only as of its respective date, regardless of the time of delivery of the Shelf Prospectus, this Prospectus Supplement or any amendment thereto, or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.
This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. See “Currency Presentation and Exchange Rate Information”.
The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this Prospectus Supplement that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: completion of the Offering; the intended use of proceeds from the Offering; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; business strategy and objectives; market trends; the sufficiency of cash and working capital for future operating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Company; the Company’s future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, the impact of the COVID-19 pandemic and its variants, the business objectives of the Company’s research and development activities, the acceptance in the medical community of psychedelic inspired drugs as effective treatment for mental health conditions, the funds available to Reunion and the use of such funds; and other events or conditions that may occur in the future.
Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Company at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, the ability of Reunion to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Reunion; speculative nature of an investment in the securities of Reunion; limited operating history as a public company; a significant number of Common Shares are owned by a limited number of existing shareholders; the expected future losses of Reunion and profitability; significant risks inherent in the nature of the drug development industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; reliance on contract researchers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Reunion to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Reunion’s dependence on management and key personnel; general economic, market and business conditions, early stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Reunion’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; the impact of the COVID-19 pandemic; drug development risks, including: the Company’s ability to: (a) complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials, (b) meet eligibility requirements for clinical testing and more complex clinical trials, (c) recruit suitable patients for clinical trials, and (d) obtain regulatory approvals prior to any clinical trials, or obtain approval of phase 1 human trials, if any; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; conflicts of interest; enforcement of legal rights; enforcement of legal rights in foreign jurisdictions; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers, the expected benefits of the Arrangement not being realized and the concentration of ownership of FTHW Shares, as well as the risk factors described under the heading “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus, the AIF, the MD&A, the Interim MD&A and the other documents incorporated by reference herein.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from statements contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Company does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.
To the extent any forward-looking information in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is used by the Company for budgeting and planning purposes and the reader is cautioned that this information may not be appropriate for any other purpose. The reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above.
CURRENCY PRESENTATION AND EXCHANGE RATE DATA
Unless otherwise indicated, references to “US$”, or “$” are to U.S. dollars and references to “C$” are to Canadian dollars Canadian. On November 17, 2022, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.335.
The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:
	Nine Months Ended September 30, 2022	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in Canadian dollars)
High	1.3726	1.2942	1.4496	1.3600
Low	1.2451	1.2040	1.2718	1.2988
Closing	1.3707	1.2678	1.2732	1.2988
Average	1.2828	1.2535	1.3415	1.3269
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Ernst & Young LLP; (iv) the consent of MNP LLP; (v) the consent of Bennett Jones LLP; and (vi) the Distribution Agreement.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein were obtained from third-party sources and industry reports, publications, websites and other publicly available information, including industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate.
We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and we do not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe them to be reliable, we have not independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Company at the Corporate Secretary of the Company at 30 Duncan Street, Lower North Suite, Toronto, Ontario, Canada, M5V 2C3, by telephone at 1-833-833-1967, and are also available electronically under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents, filed by the Company with securities commissions or similar regulatory authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
the management information circular of the Company dated May 20, 2022 and the supplement to such management information circular, dated June 14, 2022, with respect to a special meeting of shareholders of the Company held on June 27, 2022;

(b)
the management information circular of the Company dated August 28, 2022 with respect to an annual and special meeting of shareholders of the Company held on September 29, 2022;

(c)
the annual information form of the Company dated June 29, 2022 in respect of the fiscal year ended March 31, 2022 (“AIF”);

(d)
the audited consolidated financial statements of the Company and the notes thereto as at and for the fiscal years ended March 31, 2022 and 2021, together with the auditors’ report thereon (“Annual Financial Statements”);

(e)
the management’s discussion and analysis of the Company for the year ended March 31, 2022 (the “MD&A”);

(f)
the unaudited condensed interim consolidated financial statements of the Company and the notes thereto as at and for the three and six months ended September 30, 2022 and 2021 (“Interim Financial Statements”);

(g)
the management’s discussion and analysis of the Company for the three and six months ended September 30, 2022 (the “Interim MD&A”);

(h)
the material change report of the Company dated January 12, 2022, in respect of the Notice of Allowance issued by the United States Patent and Trademark Office (“USPTO”) for Reunion’s patent application No. 17/364,047 for claims related to FT-104 (now known as RE104);

(i)
the material change report of the Company dated April 5, 2022 in respect of the grant of a patent by the U.S. Patent and Trademark Office for claims related to FT-104 (now known as RE104);

(j)
the material change report of the Company dated May 9, 2022 in respect its announcement on April 28, 2022 that it had received the unanimous approval of its board of directors (the “Board”) to complete a reorganization, via a plan of arrangement, (the “Arrangement”) that will result in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent public companies;

(k)
the material change report of the Company dated June 23, 2022 in respect of its announcement on June 14, 2022 that in connection with the Arrangement, it will be increasing its participation in the concurrent financing of Field Trip Health & Wellness Ltd (“FTHW”) in connection with the Arrangement;

(l)
the material change report of the Company dated July 21, 2022 in respect of the consolidation of the Company’s common shares on a 5:1 basis (the “Consolidation”) as part of the closing of the Arrangement;

(m)
the material change report of the Company dated August 19, 2022 in respect of the closing of the Arrangement; and

(n)
the material change report of the Company dated October 11, 2022 in respect of the appointment of Greg Mayes as director, President and Chief Executive Officer of the Company, the appointment of Donna Wong as Corporate Secretary and the resignations of Ronan Levy as director of the Company and Paula Hewitt as General Counsel and Corporate Secretary of the Company.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any of the Company’s annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars, filed by us with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement. All documents filed on or furnished under Form 6-K or Form 40-F by us with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. Additionally, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be available through SEDAR at www.sedar.com.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.
We have filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares and Offered Shares of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

SUMMARY DESCRIPTION OF THE BUSINESS
This summary does not contain all the information that may be important to a prospective investor in deciding whether to invest in the Offered Shares. A prospective investor should read the entire Prospectus Supplement, including the section entitled “Risk Factors”, the Shelf Prospectus and any documents incorporated by reference herein and therein, before making such decision.
Corporate Structure
Effective August 11, 2022, Reunion and FTHW completed the Arrangement, whereby the Company transferred its clinics business, comprised of operating health clinics for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy psychedelic-integration psychotherapy and psilocybin-truffle enhanced therapy, where applicable, and certain digital assets and intellectual property necessary to conduct such business and the Jamaica plant-based research division to FTHW. In connection with the Arrangement, Reunion subscribed for 19,615,000 common shares in the capital of FTHW (the “FTHW Shares”) at C$0.50 per FTHW Share for an aggregate subscription price of C$9,807,500 and representing a 21.84% interest in FTHW on a non-diluted basis and entered into an investor rights agreement with FTHW (the “Investment”). Additional information regarding the Arrangement, the Investment and other matters associated or connected therewith, is contained in the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus, including, but not limited to, the Special Meeting Circular and Interim MD&A.
In connection with the Arrangement, the Company changed its registered office and head office to 30 Duncan Street, Lower North Suite, Toronto, Ontario, M5V 2C3 and was renamed “Reunion Neuroscience Inc.” (formerly, Field Trip Health Ltd.). The Company remains listed on Nasdaq and the TSX under the ticker symbol “REUN”.
On October 4, 2022, the Company’s subsidiaries Field Trip Psychedelics Inc. and Field Trip Discovery Inc. were amalgamated. Following this amalgamation, the name of the amalgamated entity was changed to “Reunion Neuroscience Canada Inc.”
The following diagram describes the subsidiaries of the Company as of the date of this Prospectus Supplement and their place of incorporation, continuance or formation. Unless otherwise indicated, each such subsidiary is wholly-owned.
Corporate Overview
Reunion is a pharmaceutical company with a mission of developing next-generation therapeutics inspired by recent clinical results with psychedelics. The Company is focused on serotonergic psychedelic molecules for depression.
It is estimated that, globally, there are 322 million people who suffer from major depressive disorders1, of which approximately 33%, or 100 million people, meet the diagnostic criteria for treatment-resistant depression

1
https://jamanetwork.com/journals/jama/article-abstract/2618635

(“TRD”). There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments. Postpartum depression (“PPD”) affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.2 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of serotonin reuptake inhibitors (“SSRIs”) take a long time for onset and only show limited efficacy. This represents a potential concern for the safety, well-being and long-term development of the child.3
Advantages of Serotonergic Psychedelics
Synthetic and natural serotonergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections, changes that are grouped under the term neuroplasticity. We believe neuroplastic changes induced by 5HT2A activation in in-vitro models is a good proxy or biomarker for potential clinical effects. We believe by combining psychedelic drug administration with psychotherapy both the acute and long-term effects are guided in a way to maximize improvements in mental health treatments, including in depression, anxiety and addiction.
Our Product Candidates
Reunion will principally focus on the research and development of novel psychedelic molecules such as RE104 and the RE200 series of molecules.
RE104
RE104 is a patented, clinical-stage drug candidate designed to be a short duration serotonergic psychedelic therapeutic and intended to provide a fast-acting and durable antidepressive effect. RE104 aims to reduce treatment burden and provide a safe and effective new therapeutic option for the large population of underserved patients suffering from PPD and potentially other mental health indications. RE104, given the name “Isoprocin Gutarate”, is a prodrug of 4-hydroxy- diisopropyltryptamine (4-OH-DiPT), a known substance with structure and pharmacological properties similar to psilocybin and psychedelic properties which lasts for only 2-3 hours, according to anecdotal evidence of its illicit use. As a prodrug, RE104 has improved chemical and in-vivo properties that make it a potentially superior candidate for development. RE104 demonstrates improved stability and more importantly improved solubility relative to 4-OH-DiPT. As a prodrug, RE104 converts rapidly and completely to 4-OH-DiPT after administration. Combined, these properties result in improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-OH-DiPT, making it potentially a superior drug development candidate for indications in various neuropsychiatric disorders, including mood disorders such as depression. Preliminary data indicate RE104 has a pharmacology similar to psilocybin and produces a psychoactive state in animal models that suggests it is a psychedelic substance. The Company intends to evaluate RE104 as a possible therapeutic drug candidate for use in PPD and in the future potentially TRD and/or other mental health indications.
RE104 was granted patent protection on April 5, 2022 with claims for composition of matter, methods of manufacturing, formulations and methods of use for a series of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. The USPTO published and later issued a Notice of Allowance of the patent application for RE104 (US App 17/364,047; filed June 30, 2021, priority June 30, 2020). An application under the international patent treaty (“PCT”) relating to RE104 (PCT/CA/2021050907;

2
Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.

3
Murray L, Cooper PJ Int. J Psychiatry 1996, 8, 55.

filed June 30, 2020) published with the International Search Report. The PCT is a first step before expansion into National Phase filings to protect RE104 in future major markets where Reunion intends to pursue commercialization of RE104 should it achieve regulatory approval. The PCT application provides Reunion with deferred patent filing rights in 150+ countries. The granted US patent number is 11,292,765.
On July 27, 2022, the Company announced its first successful dosing of human subjects in the Phase 1 Study entitled “A Double-Blind, Randomized, Placebo-Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of RE104 HCl In Healthy Volunteers.” This study is being conducted at PARC Clinical Research at the Royal Adelaide Hospital in Australia. The key objectives of the Phase 1 study include characterization of the safety, tolerability, pharmacokinetics and pharmacodynamic effects of RE104 over a range of doses. Subjective patient-reported measurements will include intensity and duration produced by the acute psychoactivity after administration of RE104.
As of November 15, 2022, the Company has completed the dosing of the first four cohorts of healthy volunteer subjects at all pre-specified dose levels in the protocol for its planned interim analysis from which data is targeted to be released during the first calendar quarter of 2023. The Phase 1 study of RE104 remains active and contemplates up to six cohorts of subjects. A Safety Review Committee will independently review Cohort 4 and hear recommendations from the Company about a potential Cohort 5, and later upon successfully completing Cohort 5, about an eventual Cohort 6. The Company intends to commence its pre-IND and IND processes in calendar year 2023.
RE200 Series
The RE200 series is a series of new chemical entity (“NCE”) serotonin-2A agonist structures with improved pharmacological selectivity, specifically designed to improve efficacy and safety relative to classical psychedelics, more specifically by reducing serotonin-2B agonism to improve on potential cardiovascular safety issues related to classical psychedelic molecules. The aim of the work is that by reducing or eliminating 5HT2B activity it may allow molecules like those in the RE200 series to be administered more frequently, such as more chronic or chronic intermittent administration or ‘microdosing’ strategies. Candidates in the RE200 series are all in discovery phase. The Company plans to nominate its first lead clinical candidate from the RE200 series in 2023.
The RE200 series is focused on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor. The 5HT2B receptor is associated with cardiovascular valvulopathies, a liability that limits the use of classical psychedelic to infrequent use. Molecules from the RE200 series could demonstrate broader flexibility in dosing and a broader utility, with the potential to be formulated as chronic medications. The Company has discovered 2 families of molecules that may meet initial criteria, which include potency at the 5HT2A receptor target, improved selectivity with respect to the 5HT2B receptor (off-target) and potential for intellectual property protection. One particular family of interest presents with serotonin 2A receptor agonism, excellent potency and serotonin 2B antagonism. As weak 5HT2B antagonists, these molecules bind the 5HT2B receptor but deactivate the receptor, and therefore are not expected to produce adverse cardiovascular effects. These molecules demonstrate a variety of selectivities relative to other off-target central nervous system receptors in the brain. Additional in-life preclinical studies are in progress to understand how these molecules can affect behavior and therefore be best employed in clinical development.
Recent Developments
Patent Applications and Drug Development
The Company has filed two provisional patents with the USPTO relating to RE221, a novel and potential pipeline candidate, to protect the compositions, as well as potential formulations and uses of the molecules. Further work is in progress to expand both families, strengthen the IP portfolio around the RE200 series all the while, seeking the optimal lead candidate for preclinical development.
Based on in vitro receptor binding assay details, a family of structurally-related molecules, which meet the above criteria, have demonstrated improved selectivity for the 5HT2A receptor versus the off target serotonin receptor 5HT2B. On October 29, 2021 the Company filed a provisional patent application in the

United States to protect the composition, as well as potential formulations and uses of the first molecule in the RE200 series. Since this time, the company has identified additional potential candidates in the RE200 series and a subsequent provisional patent application was filed on April 26, 2022. On October 31, 2022, these RE200 series patent filings were combined into pending USPTO (App 17/977398) and PCT applications (CA2022051608). On-going work is investigating the structural features that define this class of NCE molecules and investigate their properties in in vitro assays, as well as their potential use as therapeutics by performing in vivo preclinical testing.
CONSOLIDATED CAPITALIZATION
Other than the grant of 297,181 options to purchase Common Shares under the Company’s equity incentive plan (“Options”), the exercise of 1,084 Options and the cancellation of 6,541 Options, there has not been any material change in the share and loan capital of the Company, on a consolidated basis, since September 30, 2022.
USE OF PROCEEDS
The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds to the Company of any given distribution of Common Shares through the Agent in an “at-the-market distribution” will be the gross proceeds from the distribution less the applicable compensation payable to the Agent under the Distribution Agreement and the Company’s expenses of the distribution. The Company currently intends to use the net proceeds from the Offering, to the extent raised, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The proceeds actually received by the Company will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. However, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering.
Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. See “Risk Factors”.
The Company is currently incurring expenditures related to its operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, including circumstances relating to the impacts of the COVID-19 pandemic on the Company’s business and operations, many of which are beyond the Company’s control. There is no assurance that sufficient revenues will be generated in the near future, and the Company may continue to incur negative operating cash flow. The Company may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding. See “Risk Factors” in the AIF and in the documents incorporated by reference in this Prospectus Supplement.
PLAN OF DISTRIBUTION
Offering
The Company has entered into the Distribution Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$10,000,000 from time to time through the Agent. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Distribution Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Distribution Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares through the facilities of the TSX or any other Canadian trading market, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution.
The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Distribution Agreement, the Agent will use its commercially reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated on any day. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.
Each of the Company and the Agent has the right to terminate the Distribution Agreement in its sole discretion at any time upon ten days’ notice to the other party, as specified in the Distribution Agreement. Additionally, in certain circumstances, the Agent has the right to terminate the Distribution Agreement solely with respect to its rights and obligations thereunder, by giving written notice at any time, as specified in the Distribution Agreement.
The Agent has agreed in the Distribution Agreement to provide to the Company written confirmation no later than the opening of the trading day immediately following the trading day on which Offered Shares are sold under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the average price of the Offered Shares sold, the gross sales proceeds, the compensation payable by the Company to the Agent, and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Distribution Agreement, the net proceeds to the Company, and the compensation paid by the Company to the Agent in connection with the sales of the Offered Shares. Additionally, for so long as the Common Shares are listed on the TSX, within ten calendar days after the end of each month during the term of the Offering, the Company will, in addition to filing a Form 1 with the TSX, provide to the TSX, such additional reports of daily sales of the Offered Shares as may be requested from time to time by the TSX, which schedules and reports shall be submitted to the TSX on a confidential, non-public basis.
The Company will pay the Agent a Placement Fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Distribution Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for certain of their expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$100,000. Additionally, pursuant to the terms of the Distribution Agreement, the Company agreed to reimburse the Agent for certain of their expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with the Agent’s ongoing diligence, in an amount not to exceed US$5,000 for each quarterly update after the date of the Distribution Agreement. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.
Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second business day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.
The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.
The offering of Offered Shares pursuant to the Distribution Agreement shall remain in full force and effect unless terminated pursuant to the Distribution Agreement or otherwise by mutual agreement of the

Company and the Agent, in accordance with the terms of the Distribution Agreement, until all Common Shares subject to the Distribution Agreement have been sold by the Agent.
In connection with the sale of the Offered Shares on the Company’s behalf, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. The Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
The TSX has conditionally approved the listing of the Common Shares offered by this Prospectus Supplement, subject to the Company fulfilling all of the listing requirements of the TSX.
The Company will also disclose the number and average price of Common Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management’s discussion and analysis filed on SEDAR at www.sedar.com.
There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.
A copy of the Distribution Agreement can be obtained under the Company’s profile on SEDAR at www.sedar.com.
Selling Restrictions Outside of the United States
Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Agent, is not affiliated with the Company or the Agent, and acquires and holds the Offered Shares as capital property (herein, a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only applies to such Non-Resident Holders. This summary does not apply to a Holder (including a Non-Resident Holder) that (i) carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, or (ii) is an “authorized foreign bank” as defined in the Tax Act. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their tax advisors with respect to an investment in the Offered Shares.
This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any federal, provincial, territorial or foreign tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Investors (including Non-Resident Holders) should consult their tax advisors with respect to their particular circumstances.
Currency
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.
Dividends
Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their tax advisors to determine their entitlement to relief under an applicable income tax treaty.
Dispositions of Offered Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless, at the time of disposition, the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the gain is not exempt from tax under the terms of an applicable tax treaty.
Generally, provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition, the Offered Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the

Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.
Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities) and entities treated as expatriated entities or surrogate foreign corporations under Section 7874 of the IRC. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences or the requirements of Section 451 of the IRC with respect to conforming the timing of income accruals to financial statements. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Common Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.
Persons considering an investment in Common Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences
The U.S. federal income tax rules relating to passive foreign investment companies (“PFICs”) are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Special, generally unfavorable, U.S. federal income tax rules apply to a U.S. Holder owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (although proposed regulations provide an exception for cash held in a non-interest bearing account in certain circumstances), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Whether we are a PFIC for 2022 or any future taxable year is uncertain. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such other taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and may be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its own tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.
As discussed below under “— Distributions,” notwithstanding any election made with respect to the Common Shares, if we are a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify for reduced rates of taxation.
Each U.S. person that is an investor in a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include in income the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard as of this filing or prospectively. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares are likely to be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Receipt of Foreign Currency
The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Additional Tax on Net Investment Income
U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding
In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.- related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
PRIOR SALES
Issuance of Common Shares
During the 12-month period prior to the date of this Prospectus Supplement, the Company issued an aggregate of 48,798 Common Shares (on a post-Consolidation basis) pursuant to the exercise of options ranging from C$2.06 to C$11.03 (on a post-Consolidation basis). In addition, the Company issued an aggregate of 22,500 Common Shares (on a post-Consolidation basis) under the Jamaica SPA4. The following table summarizes the details of the Common Shares issued by the Company during this 12-month period:

4
Pursuant to a share purchase agreement between the Company and Darwin Inc.(the “Jamaica SPA”) executed on June 3, 2020, the Company was obligated to issue a total of 1,200,000 Common Shares to Darwin Inc. over a four-year period and on the satisfaction of certain milestones. In connection with the Arrangement, the Company’s obligations under the Jamaica SPA were assumed by FTHW.

Date of Issue	Nature of Issue	Number of Common Shares(1)	Issue Price(1) (C$)
11-Oct-22	Exercise of options	500	2.06
11-Oct-22	Exercise of options	584	8.23
13-Sep-22	Exercise of options	1,145	2.06
28-Jul-22	Exercise of options	2,916	2.06
25-Jul-22	Exercise of options	1,666	2.06
11-Jul-22	Issuance under Jamaica SPA	7,500	N/A
7-Jul-22	Exercise of options	400	2.06
7-Jun-22	Exercise of options	312	2.06
28-Mar-22	Issuance under Jamaica SPA	7,500	N/A
22-Mar-22	Exercise of options	416	2.06
8-Mar-22	Exercise of options	349	2.06
3-Mar-22	Exercise of options	312	2.06
24-Feb-22	Exercise of options	1,800	2.06
10-Feb-22	Exercise of options	13,680	2.06
1-Feb-22	Exercise of options	62	2.06
1-Feb-22	Exercise of options	83	8.23
19-Jan-22	Exercise of options	1,666	2.06
19-Jan-22	Exercise of options	1,416	8.23
6-Jan-22	Exercise of options	125	2.06
6-Jan-22	Exercise of options	41	8.23
5-Jan-22	Exercise of options	2,400	2.06
22-Dec-21	Issuance under Jamaica SPA	7,500	N/A
20-Dec-21	Exercise of options	1,041	2.06
13-Dec-21	Exercise of options	791	2.06
10-Dec-21	Exercise of options	729	2.06
8-Dec-21	Exercise of options	1,000	2.06
2-Dec-21	Exercise of options	1,000	11.03
28-Nov-21	Exercise of options	3,700	2.06
25-Nov-21	Exercise of options	1,041	2.06
23-Nov-21	Exercise of options	1,312	2.06
23-Nov-21	Exercise of options	1,124	8.23
22-Nov-21	Exercise of options	6,250	2.06
22-Nov-21	Exercise of options	937	8.23

Note:
(1)
On a post-Consolidation basis.

Grant of Options
The following table summarizes details of stock options granted by the Company during the 12-month period prior to the date of this Prospectus Supplement:
Date of Grant	Number of Common Shares Issuable upon Exercise of Options(1)	Exercise Price(1) (C$)	Expiry Date
31-Oct-22	297,181	2.15	31-Oct-32
30-Sep-22	363,822	1.97	30-Sep-32
31-Aug-22	20,000	4.81	31-Aug-32
18-Jul-22	5,000	4.57	18-Jul-32
31-May-22	111,000	4.44	31-May-32
30-Apr-22	35,100	5.47	30-Apr-32
31-Mar-22	5,000	6.79	31-Mar-32
28-Feb-22	5,500	8.19	28-Feb-32
31-Jan-22	6,800	9.67	31-Jan-32
31-Dec-21	5,000	12.59	31-Dec-31
30-Nov-21	33,600	21.19	30-Nov-31

Note:
(1)
On a post-Consolidation basis.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on Nasdaq and the TSX under the symbol “REUN”.
The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on Nasdaq for the past 12 months on a post-Consolidation basis.
Month	High		Low		Average Daily Volume
November 1 – 17, 2022	US$	1.69	US$	1.38	2,045
October 2022	US$	2.28	US$	1.40	3,805
September 2022	US$	3.57	US$	1.32	74,643
August 2022(1)	US$	7.62	US$	3.4	552,464
July 2022	US$	4.4886	US$	3.5307	65,699
June 2022	US$	4.2105	US$	3.4313	35,552
May 2022	US$	6.2933	US$	3.3318	509,576
April 2022	US$	6.8486	US$	4.8588	46,829
March 2022	US$	8.0518	US$	4.5812	72,284
February 2022	US$	9.4863	US$	6.2933	42,143
January 2022	US$	11.6149	US$	7.9592	116,904
December 2021	US$	18.8337	US$	10.7357	140,773
November 2021	US$	26.7004	US$	17.8157	84,603

Notes:
(1)
On August 17, 2022, the Company completed the Consolidation.

As of the close of business on November 17, 2022, the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on Nasdaq was US$1.50.

The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on the TSX for the past 12 months on a post-Consolidation basis.
Month	High		Low		Average Daily Volume
November 1 – 17, 2022	C$	2.19	C$	1.83	6,041
October 2022	C$	3.16	C$	1.87	4,836
September 2022	C$	4.84	C$	1.91	147,286
August 2022(1)	C$	9.44	C$	4.49	329,832
July 2022	C$	1.23	C$	1.00	14,130
June 2022	C$	1.17	C$	0.97	19,307
May 2022	C$	1.68	C$	0.93	30,763
April 2022	C$	1.85	C$	1.33	28,252
March 2022	C$	2.10	C$	1.27	62,122
February 2022	C$	2.60	C$	1.80	39,528
January 2022	C$	3.10	C$	2.18	67,925
December 2021	C$	5.23	C$	3.02	173,427
November 2021	C$	7.11	C$	4.90	51,726

Notes:
(1)
On August 17, 2022, the Company completed the Consolidation.

As of the close of business on November 17, 2022, the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$1.95.
RISK FACTORS
An investment in the Offered Shares is speculative and involves a high degree of risk that should be carefully considered by a prospective purchaser. Before deciding whether to invest in the Common Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and in the Shelf Prospectus and those incorporated by reference into this Prospectus Supplement and/or the Shelf Prospectus, including in the AIF and those described in our MD&A and our Interim MD&A. See “Documents Incorporated by Reference”. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.
RISKS RELATING TO THE OFFERING AND AN INVESTMENT IN THE COMMON SHARES
There is no minimum amount of net proceeds to the Company from the Offering.
There is no minimum amount of funds that is required to be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell the Common Shares when and to the extent requested by the Company, but the Company is not required to request the sale of any minimum amount of Common Shares qualified under this Prospectus Supplement and, if it requests a sale, the Agent is not obligated to purchase any Common Shares that are not sold. As a result, the Company may raise substantially less than the maximum total Offering amount or none at all.
The number of Common Shares to be sold under the Offering is unknown.
The Common Shares will be sold by the Agent at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Common Shares that may be sold under the Offering. If the prevailing market price for the Common Shares declines, then the Company will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

We may use the proceeds from the sale of securities for purposes other than those set out in this Prospectus Supplement.
We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Offered Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.
There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
A holding of Common Shares is speculative in nature and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.
The listing of the Common Shares on the TSX and Nasdaq should not be taken as implying that there will be a liquid market for the Common Shares. The market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded, and the price at which investors may purchase and sell their Common Shares, will be influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the sectors in which the Company operates, including those listed below under the heading “The market price for our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.”
We may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.
We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of our stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.
The market price for our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.
The trading price of the Common Shares has been, and is likely to continue to be, volatile, and may be influenced by numerous factors, some of which are beyond our control; you might not be able to sell your shares at or above the price that you paid for them.

Factors that may contribute to market price fluctuations of the Common Shares include the following:
•
actual or anticipated fluctuations in our quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industry in which we operate;

•
addition to or departure of our executive officers, directors and/or other key personnel;

•
sales or perceived sales of additional Common Shares;

•
operating and financial performance that vary from the expectations of management, securities analysts and/or investors;

•
legislative or regulatory changes affecting our industry generally and our business and operations;

•
announcements of developments and other material events by us or our competitors;

•
fluctuations to the costs of vital products and services used by us in our business;

•
changes in global financial markets and global economies and general market conditions, such as interest rates;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•
selection and integration of acquired businesses and technologies;

•
management of growth;

•
litigation or regulatory action against us;

•
operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;

•
news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;

•
the level of short interest in our stock; and

•
current and future global economic, political and social conditions, including the COVID-19 pandemic.

In addition, the market price for securities on stock markets, including the TSX and Nasdaq, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that has often been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.
Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
We have not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.
The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders.

The rights of holders of Common Shares may be subordinated to those of other of our securityholders in certain circumstances.
In any liquidation, dissolution or winding up of the Company, the Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Common Shares, the price of our Common Shares could decline.
The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) the last day of the fiscal year ending after the fifth anniversary of the first sale of our Common Shares under the Registration Statement; (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the omission of “Critical Audit Matters” in the auditor’s report to the Company’s financial statements.
We may take advantage of some, but not all, of the exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.
We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, or other jurisdictions in the United States, and U.S. securities laws.
The Company is governed by the Canada Business Corporations Act (the “CBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Company Law (the “DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders (including, in some circumstances, shareholders that otherwise do not have the right to vote), whereas the DGCL generally requires only a majority vote; (ii) under the CBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a general meeting of shareholders at which special matters may be conducted, whereas such right does not exist under the DGCL; and (iii) unlike the DGCL which does not provide for any oppression remedy for shareholders of Delaware entities, the CBCA provides an oppression remedy that enables a court to make an order if an application is made to the court by a shareholder in a timely manner and the court is satisfied that (A) any act or omission of the corporation or any of its affiliates effects a result, (b) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or (c) the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer.
As the Company is a Canadian corporation and certain of its directors and officers reside in Canada, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against the Company’s directors and officers who reside outside of Canada.
The Company is governed by the CBCA with its principal place of business in Canada, certain of its subsidiaries are located outside of Canada, and certain of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Company’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
Investors’ expectations of our performance relating to ESG factors may impose additional costs and expose us to new risks.
There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and corporate governance (“ESG”) factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate, including if they believe our policies and goals are inadequate. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake additional, possibly costly, initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.
In addition, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

Risks Relating to Taxation
If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.
If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.
We have cross-border transactions among the Company and its subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.
Regulatory uncertainty with respect to the Company’s operations and industry space could result in it being classified as a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Further, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own circumstances. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

Income tax consequences will vary for each purchaser of Common Shares.
Income tax consequences in relation to the purchase and sale of Common Shares will vary according to the circumstances of each purchaser. Prospective purchasers should seek independent tax advice from their own tax and legal advisers prior to purchasing any Common Shares.
Risks Relating to the Ownership of FTHW Shares
Concentration of ownership of FTHW Shares
Following the completion of the Arrangement, the Company holds 21.84% of the issued and outstanding FTHW Shares and Oasis Investments II Master Fund  Ltd. (“Oasis”) holds 19.9% of the issued and outstanding FTHW Shares. If a large number of FTHW Shares are sold in the public markets, this could decrease the trading price of the FTHW Shares and could impair FTHW’s ability to raise capital through future sales of FTHW Shares. In particular, if the Company or Oasis (or both) decides to liquidate all or a significant portion of its position, it could adversely affect the price of FTHW Shares.
Due to the significant ownership interests of each of the Company and Oasis in FTHW as well as the rights afforded to each under the investor rights agreements, to the extent that either the Company or Oasis (or both) votes for or against certain matters that are submitted to FTHW shareholders for approval, such as significant corporate transactions or those involving a change of control, such votes may be determinative of the outcome, which may not be beneficial to the other shareholders of FTHW. In some cases, the interests of the Company or Oasis (or both) may not be the same as other shareholders, and conflicts may arise from time to time that may be resolved in a manner detrimental to FTHW’s other shareholders. In addition, the standstill provisions in the Investor Rights Agreement restrict the Company from taking certain actions that it may deem to be in its best interest and limits the amount of control the Company can exercise over FTHW. Due to this, the Company’s may not be able to take the actions it deems necessary to protect its investment in FTHW resulting in a loss of all or a portion of its investment and potentially creating liquidity issues as a result of a lack of an active market for the FTHW Shares, which, in either or both cases, may adversely affect the Company.
The Company’s ownership interest in FTHW may facilitate, delay or prevent a change in control of the Company or FTHW and may impact the ability for the Company to liquidate some or all of its position, as potential purchasers may not be willing to acquire FTHW Shares subject to the foregoing risks and limitations.
Reliance on additional capital and impact of ownership of FTHW Shares
Following the Arrangement, the Company’s objective is to continue its research and development of psychedelic therapies to develop the next generation of psychedelic molecules for drug development. This will require significant additional funds, which, for the foreseeable future, the Company will have to fund from cash on hand, equity financings, through collaborations with other companies or through financings from other sources. With the additional investment in FTHW, it has less cash on hand to fund these objectives. If the Company does not succeed in raising additional funds on acceptable terms, the Company might not be able to complete its research and development and drug development objectives. It is possible that the Company’s ownership interest in FTHW may prevent it from sourcing future financing or, sourcing future financing on favorable terms. Given the large ownership interest in FTHW, the availability of financing for the Company will also, in part, be affected by FTHW’s results of operations in addition to its own.
If adequate funding is not available, the Company may be required to delay, reduce or eliminate certain operations to obtain funds on less favourable terms than the Company would otherwise accept, or liquidate its position in FTHW at a loss which may correspondingly lower the market price for FTHW Shares. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company’s intangible assets and its ability to continue its plans may become impaired, and the Company’s assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.
Risks Relating to the Operations of the Company
The Company has a negative cash flow from operating activities, has historically incurred losses and expects to incur an operating loss for the year ending March 31, 2023.
The Company believes that operating losses will continue as it is planning to incur significant costs associated with its clinical development of RE104 and other projects. The Company’s net losses have had and will continue to have an adverse effect on, among other things, shareholders’ equity, total assets and working capital. The Company expects that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. The Company cannot predict when it will become profitable, if at all.
The Company has negative cash flow from operating activities. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company will be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The Company’s ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy. Any inclusion in the Company’s financial statements of a going concern opinion may negatively impact the Company’s ability to raise future financing and achieve future revenue. The potential risk of the Company’s ability to operate as a going concern will only be removed when the Company’s revenues have reached a level sufficient to sustain its business operations. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations. If any of these events happen, you could lose all or part of your investment. The Company’s financial statements do not include any adjustments to the Company’s recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern.
The Company will require significant additional funds to expand its current plans for RE104.
As a research and development company, the Company expects to spend substantial funds to continue its current clinical plans for RE104. Therefore, for the foreseeable future, the Company will have to fund all of its operations and development expenditures from cash on hand, equity financings, through collaborations with other companies or through financings from other sources, If it does not succeed in raising additional funds on acceptable terms, the Company might not be able to complete the clinical development of RE104 and other projects. It is possible that future financing will not be available or, if available, may not be on favourable terms. The availability of financing will be affected by the achievement of the Company’s corporate goals, the results of operations, the ability to obtain regulatory approvals (where applicable) and the state of the capital markets generally and with particular reference to psychedelics companies. If adequate funding is not available, the Company may be required to delay, reduce or eliminate certain operations, or obtain funds on less favourable terms than the Company would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company’s intangible assets and its ability to continue its plans may become impaired, and the Company’s assets, liabilities, financial condition and results of operations may be materially or adversely affected.
The Company has experienced, and continues to experience, impacts from the COVID-19 pandemic and various government steps to reduce the spread of COVID-19.
The COVID-19 pandemic and various steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly and will likely continue to impact economic activity around the world. Some of these impacts which have affected the Company include the following:
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delayed deliverables due to temporary quarantining of critical personnel within the contract manufacturing organization (“CMO”) and contract research organization (“CRO”) engaged by the Company. The Company’s CMO has moved to shift work to reduce risks of COVID-19 transmission within the Company, yet there has been occasional sickness that has delayed the completion of tasks according to original schedules. The CMO and the Company have, as needed, adapted to the situations that have presented, but continued future delays could impact downstream activities.

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delayed arrival of reagents to the CMO from chemical supplier warehouses, possibly due to shortages. Some critical supplies, such as the key starting material for the synthesis of RE104 has been stockpiled to hedge against potential future shortages. Some more common reagents have become in short supply recently. The Company monitors these activities to minimize potential impacts to timelines.

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reduced availability or delays for scheduling of preclinical animal testing services due to increased activity in preclinical activities at selected CRO. The CRO has informed that there has been a very significant increase in requests for preclinical studies since calendar Q3 2020. The Company has reserved scheduled slots for many critical preclinical activities, well in advance of scheduling under normal circumstances. Through the most recent quarter, the Company has been able to meet all timelines, however, timelines have been increasingly challenging to meet.

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continued supply chain issues have impacted all aspects of R&D and shipping, including movement of drug products and research samples, and may delay arrival of needed materials in a timely manner. As much as possible, the Company is attempting to reserve and/or purchase in advance of needs to ensure availability at all levels.

The Company anticipates that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens or negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.
The Company has a limited operating history.
The Company has not yet generated material revenue. Reunion was incorporated in April 2019 and thus has a limited operating history. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.
The Company has a limited operating history as a public company.
The Company has a limited operating history as a public company. The Common Shares commenced trading on the CSE on October 6, 2020. The Common Shares were de-listed from the CSE and listed on the TSX on June 7, 2021 and the Common Shares were listed on NASDAQ on July 29, 2021. As a reporting issuer, the Company is subject to reporting requirements under applicable securities law and, as of June 7, 2021 and July 29, 2021, the policies of the TSX and NASDAQ, respectively. Compliance with these requirements results in legal and financial compliance costs, makes some activities more difficult, time consuming or costly, and increases demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses. Management of the Company believes that being a reporting issuer makes it more expensive to maintain director and officer liability insurance. This factor could also make it more difficult for the Company to retain qualified directors and executive officers. Failure or delay in compliance with reporting requirements under applicable securities law and the policies of the TSX and NASDAQ could adversely affect the business, financial condition, liquidity and results of operations of the Company and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Common Shares, as the case may be.
Investors should not place undue reliance on forward-looking statements.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
The Company may not achieve milestones when anticipated.
From time to time, the Company may announce the timing of certain events it expects to occur, such as research and development updates and results from its trials on RE104. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations in timing may occur as a result of different events, beyond the Company’s control, having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on its business plan, financial condition or operating results and the trading price of the Common Shares.
Development of the Company’s business may not yield expected returns and may strain management resources.
Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key contracts, and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.
Drug development is associated with a variety of risks.
Drug development is subject to various laws, regulations and guidelines by governmental authorities. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the drug development activities of the Company, including the power to limit or restrict business activities well as impose additional disclosure requirements on the Company’s products and services.
Given the early stage of the Company’s product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by the United States Food and Drug Administration (the “FDA”), Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. The Company has not yet completed later stage clinical trials for any of its product candidates.
Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.
The early stage of the Company’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future product candidates into approved products, the Company will still experience many potential obstacles, which would affect the Company’s ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.
The Company can make no assurance that any future studies, if undertaken, will yield favourable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA approval. If the Company fails to produce positive results in its future clinical trials of RE104, the development timeline and regulatory approval and commercialization prospects for RE104, would be materially adversely affected which may have materially adversely impact on the Company’s business.
The Company has in the past and may in the future seek to expand by acquiring one or more companies or businesses or entering into collaborations.
Acquisitions and collaborations involve numerous risks, including, but not limited to: substantial cash expenditures; technology development risks; potentially dilutive issuances of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the operations of the acquired companies; potential disputes regarding contingent consideration; diverting management’s attention away from other business concerns; entering markets in which we have limited or no direct experience; and potential loss of our key employees or key employees of the acquired companies or businesses.
Management has experience in making acquisitions and entering collaborations; however, the Company cannot provide assurance that any acquisition or collaboration will result in short-term or long-term benefits to it. Management may incorrectly judge the value or worth of an acquired company or business. In addition, the Company’s future success depends in part on its ability to manage the rapid growth associated with some of these acquisitions and collaborations. The Company cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses or manage a collaboration. Furthermore, the development or expansion of the Company’s business may require a substantial capital investment by the Company.
The success of the Company’s business strategy depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community.
The political environment surrounding the psychedelics industry in general can be volatile, and the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelic inspired drugs as a whole, adversely impacting the Company’s ability to successfully operate or grow its business.
The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures and governmental agencies from time to time.
A beach of such legislation may result in the imposition of fines or penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. If any permits are required for the Company’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on the Company’s business.
The Company may be required to seek licenses from holders of patents issued to other biotechnology and pharmaceutical companies.
A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover any future products and services, the Company would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce the Company’s profits from these products and services. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in Canada, the

United States or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Company’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products.
The Company is dependent on intellectual property rights.
Failure to obtain or register trademarks used or proposed to be used in our business could require the Company to rebrand, resulting in a material adverse impact on its business. If the Company is unable to register or, if registered, maintain effective patent rights for its product candidates, the Company may not be able to effectively compete in the market. If the Company is not able to protect its proprietary information and know-how, such proprietary information may be used by others to compete against the Company. The Company may not be able to identify infringements of its patents (if and when granted), and, accordingly, the enforcement of its intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay the Company’s development and commercialization efforts.
The Company’s success will depend in part upon its ability to protect its intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Company receives. The ability to compete effectively and to achieve partnerships will depend on its ability to develop and maintain proprietary aspects of the Company’s technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights could severely limit its ability to develop and commercialize its products and to conduct its existing research, and could require financial resources to defend litigation, which may be in excess of the Company’s ability to raise such funds. There is no assurance that the Company’s patent applications submitted or those that it intends to acquire will be approved in a form that will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Company may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.
The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Company will be exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Company’s competitors, its competitive position could be adversely affected, as could the Company’s business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Company’s intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided the Company has the funds to enforce its rights, if necessary.
The Company is subject to changes and developments in intellectual property law.
The Company is dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to the Company’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO the laws and regulations governing patents could change in unpredictable ways that would weaken the Company’s ability to obtain new patents or to enforce existing patents and patents.
The Company must manage its growth, including pressure on its internal systems and controls.
The Company’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.
The Company depends on certain key senior managers, executives, and scientists.
The Company depends on certain key senior managers who have developed strong relationships in the industry to oversee the Company’s core marketing, business development, operational and fund-raising activities. Their loss or departure in the short-term would have an adverse effect on the Company’s future performance.
The loss of the Company’s executive officers or other key members of the Company’s staff, could harm the Company. The Company also depends on its scientific collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing and regulatory personnel, particularly as the Company expands its operations. The Company enters into agreements with its scientific collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.
The Company is exposed to the potential of employee misconduct and non-compliance with regulatory standards and requirements.
The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with applicable regulations, provide accurate information to the governmental authorities, comply with protocol and standards the Company has established, comply with federal, provincial, state and local laws, healthcare, fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company’s business and results of operations, including the imposition of substantial fines or other sanctions.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant change.
The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which RE104 or the Company’s other product candidates may be useful. Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company.
The Company may become party to litigation from time to time in the ordinary course of business.
The Company may become party to litigation from time to time in the ordinary course of business, which could adversely affect the Company’s business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company’s business.
The pharmaceutical industry is characterized by extensive patent litigation.
Other parties may have patents that allege that the Company’s patent application infringes upon existing patents. Such proceedings could result in adverse decisions regarding: the patentability of RE104; and the enforceability, validity, or scope of protection offered to RE104. If the Company is unable to avoid infringing the patent rights of others, the Company may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Company may not have sufficient resources to bring these actions to a successful conclusion. In addition, if the Company does not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, the Company may incur substantial monetary damages, encounter significant delays in bringing its key products to market and be precluded from the manufacture, use or sale of RE104. Even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.
The Company’s insurance is subject to coverage limits and exclusions.
The Company believes its insurance coverage addresses the material risks to which it is exposed and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. Moreover, there can be no guarantee that the Company will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.
As products are developed, the Company will be exposed to product liability.
If and when the Company develops any product, including RE104, if ever developed, it would be exposed to the risk of product liability claims alleging that use of its product caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of a product and may be made directly by patients involved in clinical trials of its product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling its products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.
Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. The Company currently maintains what it views as sufficient liability insurance coverage for its current operations; however, there can be no assurance that such insurance coverage is or will continue to be adequate or available to the Company at a cost acceptable to it or at all. The Company may choose or find it necessary to increase its insurance coverage in the future. The Company may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of its coverage, require the Company to pay a substantial monetary award from its own cash resources and have a material adverse effect on its business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about its products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

The Company is a holding company.
The Company is a holding company and essentially all of its assets are the shares of immediate subsidiary, and, in turn, all of this subsidiary’s material assets are the shares of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company will conduct substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, as applicable. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of any indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.
Market perception of early stage companies can affect the value of investors’ holdings and the ability of the Company to raise further funds, through the issuance of further common shares or otherwise.
Market perception of early stage companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded early stage companies can be highly volatile. The value of the Common Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares.
A significant number of Common Shares are owned by a limited number of existing shareholders.
The Company’s management, directors and employees own a substantial number of the outstanding Common Shares (on a non-diluted and partially-diluted basis). As such, the Company’s management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders.
The Company must rely largely on its own market research, as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelics industry. If a drug candidate is successfully developed, however demand for such drug does not to materialize as a result of competition, market acceptance or other factors, this could have a material adverse effect on the business, results of operations and financial condition of the Company.
From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Company could adversely affect the Company’s ability to finance future developments or the price of the Common Shares, and the Company’s business and financial results could be materially and adversely affected.
Directors and officers of the Company may be faced with conflicts of interests.
Some of the Company’s directors and officers may act as directors and/or officers of other health and wellness companies. As such, such directors and officers may be faced with conflicts of interests when evaluating alternative health and wellness opportunities. In addition, the Company’s directors and officers may prioritize the business affairs of another company over the affairs of the Company.
The Company may be subject to interest rate risks.
Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.
The Company has a substantial number of authorized but unissued Common Shares.
The Company has an unlimited number of Common Shares that may be issued by the Board without further action or approval of the Company’s shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.
The Company has entered into agreements with third parties with respect to its operations.
Relationships with third parties could present unforeseen obstacles or costs and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and maintain such relationships. There can be no assurance that such third parties will achieve the expected benefits to our business or that we will be able to consummate any future relationships on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Any violation of any applicable laws and regulations could result in such third parties suspending or withdrawing their services. The termination or cancellation of any such agreements or our failure and/or the failure of other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, disagreements between the Company and any third parties we contract with could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company relies on third parties to conduct pre-clinical and clinical development activities.
The Company relies and will continue to rely on third parties to conduct a significant portion of its pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.
Pre-clinical and clinical development activities must be carried out in accordance with good laboratory practices (“GLP”). GLP was originally established by the Organisation for Economic Co-operation and Development to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (GLP regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third partner or service providers fails to GLP requirements, the Company’s pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.
The Company has no manufacturing experience and will rely on CMOs to manufacture its product candidates for pre-clinical studies and clinical trials. The Company will rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug products in compliance with Current Good Manufacturing Practice (“cGMP”) regulations applicable to its products. The FDA and Health Canada ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.
There can be no assurances that CMOs will be able to meet the Company’s timetable and requirements. The Company has not contracted with suppliers for RE104 drug substance production but in the event that the selected provider is unable to scale up production, or if it otherwise experiences any other significant problems and the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of RE104, or other product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.
The Company relies on the CMO to manufacture RE104.
The Company has limited manufacturing experience and relies on the CMO to manufacture RE104 for preclinical studies and clinical trials. The Company relies on the CMO for manufacturing, filling, packaging, storing and shipping of RE104 in compliance with cGMP regulations. There can be no assurances that the CMO will be able to meet the Company’s timetable and requirements. The Company has not contracted with alternate third parties for RE104 production in the event that the current CMO is unable to scale up production, or if it otherwise experiences any other significant problems. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of RE104. Further, the CMO must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could have a material detrimental impact on the Company and may adversely affect its profit margins. The CMO is in turn reliant on suppliers for starting materials, some of which have been somewhat difficult to procure, possibly due to heightened activities in psilocybin synthesis/manufacture. The CMO has been partially delayed in obtaining portions of the starting material, however, it has planned to source sufficient amounts to sustain through Phase 1 and possibly Phase 2 clinical trials.
The Company must share trade secrets with third parties who are relied upon for the development of RE104.
Because the Company relies on third parties in relation to RE104, it must share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and other similar agreements prior to disclosing proprietary information. These agreements typically restrict the ability to publish data potentially relating to its trade secrets. The Company’s academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure its intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint research and development programs which may require the Company to share trade secrets under the terms of research and development collaborations or similar agreements. Despite its efforts to protect its trade secrets, the Company’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information including its trade secrets in cases where the Company does not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of the Company’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.
The Company has only manufactured RE104 in small quantities to date, and may need to scale up to commercial grade development for clinical trials.
In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug products has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of its product.
The Company must conduct clinical studies of its product candidates.
Before obtaining marketing approval from regulatory authorities for the sale of the Company’s product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.
The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects. The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects. Clinical trials could be delayed by the following non-exhaustive factors:
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failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;

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patients failing to enroll or remain in the clinical trials at the rate the Company expects;

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suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure to comply with cGMP requirements;

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any changes to the manufacturing process that may be necessary or desired;

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delays or failure to obtain clinical supply from CMOs of products necessary to conduct clinical trials;

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a lack of safety or efficacy during clinical trials;

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patients choosing an alternative treatment or participating in competing clinical trials;

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patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

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reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

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competing clinical trials and scheduling conflicts with participating clinicians;

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clinical investigators not performing the clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

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failure of the Company’s CROs to satisfy their contractual duties or meet expected

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inspections of clinical trial sites by regulatory authorities or ethics committees finding regulatory violations that require corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•
one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

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failure to reach agreement on acceptable terms with prospective clinical trial sites.

Prior to commencing clinical trials for product candidates, it may be required to have an allowed investigational new drug application (“IND”) (or equivalent) for each product candidate and to file additional INDs prior to initiating any additional clinical trials. The Company believes that the data from its studies will support the filing of additional INDs to enable the Company to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Company to suspend or terminate such clinical trials.
Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.
The Company will need to enroll eligible patients for its clinical trials or studies.
If the RE104 advances through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all.
The Company’s clinical trials or studies may yield negative results.
From time to time, studies or clinical trials on various aspects of psychedelics may be conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the marketability of the substance that is the subject of the study. The publication of negative results of studies or clinical trials, or the occurrence of adverse safety events related to psychedelics could adversely affect the Company’s research, share price and ability to finance future operations. Consumer perception of psychedelics may be also significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity.
The Company may be subject to privacy and data regulation.
The Company may be subject to federal, state and provincial data protection laws and regulations in the jurisdictions in which it operates, such as laws and regulations that address privacy and data security. The Company may obtain health information from third parties, which are subject to privacy and security requirements under applicable laws. Depending on the facts and circumstances, the Company could be subject to significant civil, criminal, and administrative penalties if it obtains, uses, or discloses individually identifiable health information maintained by entities covered by applicable health and data protection laws in a manner that is not authorized or permitted by such laws.
Compliance with privacy and data protection laws and regulations could require the Company to contractually restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in civil, criminal and administrative penalties, private litigation, or adverse publicity and could negatively affect the Company’s operating results and business. Moreover, clinical trial subjects, employees and other individuals may limit our ability to collect, use and disclose information collected. Claims that the Company has violated privacy rights, failed to comply with data protection laws, or otherwise breached obligations, could be expensive and time-consuming to defend and could result in adverse publicity that could harm the Company’s business.

The Company’s products, including RE104, must go through a regulatory approval process.
The Company’s development and commercialization activities related to RE104 or other product candidates are significantly regulated by a number of governmental entities. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its clinical trials are favorable to support the marketing of its product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. The Company has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval.
A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or we may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Company requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Company’s product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.
The Company may be subject to cyber-attacks.
The Company’s operations depend, in part, on how well it protects its information technology systems, networks, equipment and software from damages from a number of threats. Events such as cable cuts, power loss, hacking, computer viruses and theft could result in information system failures, delays and/or increase in capital expenses for the Company. While the Company implements protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly; the development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulatory bodies.
The Company relies on insurers and governments.
Even if the Company is able to commercialize pharmaceutical product candidates, the products may not receive adequate reimbursement from government or private pay insurers. Additionally, fluctuations in drug prices caused by governments and insurers could affect the Company’s business.
The Company may fail to maintain an effective system of internal controls.
If the Company fails to maintain an effective system of internal controls, the Company might not be able to report its financial results accurately or prevent misstatement; and in that case, the Company’s shareholders could lose confidence in its financial reporting, which would harm its business and could negatively impact the value of its shares. While the Company believes that it has sufficient personnel and review procedures to allow it to maintain an effective system of internal controls, there can be no assurance that the Company will always successfully detect misstatements or implement necessary improvements in a timely fashion.
It is impossible to foresee all possible risks facing the Company and related to investments in the Company.
Although management believes that the above risks fairly and comprehensively illustrate all material risks facing the Company, the risks noted above do not necessarily comprise all those potentially faced by the Company as it is impossible to foresee all possible risks.

Although the Board will seek to minimise the impact of the risk factors, an investment in the Company should only be made by investors able to sustain a total loss of their investment. Investors are strongly recommended to consult a person who specialises in investments of this nature before making any decision to invest.
For additional information on risks relating to the Company and its business, see “Risk Factors” in the accompanying Shelf Prospectus and the risk factors described in the documents incorporated by reference into this Prospectus Supplement and/or the Shelf Prospectus, including the AIF, the MD&A and the Interim MD&A.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Bennett Jones LLP with respect to Canadian legal matters and Morgan, Lewis, and Bockius LLP with respect to U.S. legal matters. Goodwin Procter LLP is representing the Agent in the Offering with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of Bennett Jones LLP beneficially own, directly and indirectly, less than 1% of our outstanding securities or other property, or that of our affiliates.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office at 100 University Avenue, North Tower, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and in the United States is Computershare Trust Company, N.A. at its principal office at 250 Royall Street, Canton, Massachusetts, 02021.
AUDITORS
The Company’s independent auditor is Ernst & Young LLP, located at 100 Adelaide Street West, Toronto, ON M5H 0B3.
The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement for the year ended March 31, 2022, has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement for the year ended March 31, 2021, has been audited by MNP LLP, the Company’s former auditors, as set forth in their report thereon, incorporated by reference therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Each of Ernst & Young LLP and MNP LLP was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and were independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
ENFORCEMENT OF CIVIL LIABILITIES
Certain of our operations and assets are located outside the United States, and certain of our officers, directors and shareholders reside outside of the United States.
We have appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon us, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or our directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, we appointed Bennett Jones LLP at its offices located at 135 East 57th Street, Suite 14, New York City, NY 10022, as our

agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.
ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
Certain directors of the Company reside outside of Canada, including Greg Mayes, Helen Boudreau, Dieter Weinand and Ellen Lubman. Each such director has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Greg Mayes	Reunion Neuoscience Inc., 30 Duncan Street, Lower North Suite, Toronto, Ontario, Canada, M5V 2C3
Helen Boudreau
Dieter Weinand
Ellen Lubman
EXEMPTION
Pursuant to a decision of the Autorité des marchés financiers dated November 15, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the Shelf Prospectus as well as the documents incorporated by reference in this Prospectus Supplement or in the Prospectus in relation to any future “at-the-market” distribution. This exemption was granted on the condition that this Prospectus Supplement, together with the Shelf Prospectus and all documents incorporated by reference therein, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.
PURCHASERS’ STATUTORY RIGHTS
The foregoing statement of a purchaser’s statutory rights supersedes the disclosure under “Purchasers’ Statutory Rights And Contractual Rights Of Rescission” in the Shelf Prospectus solely with respect to the at-the-market distribution of Common Shares made under this Prospectus Supplement.
Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal advisor.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Field Trip Health Ltd., at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3, telephone (833) 833-1967, and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and/or Secondary Offering December 3, 2021
FIELD TRIP HEALTH LTD.
$150,000,000
Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units
Field Trip Health Ltd. (“Field Trip”, the “Company”, “we”, “us”, or “our”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) preferred shares of the Company (“Preferred Shares”); (iii) debt securities of the Company (“Debt Securities”); (iv) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (v) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); and (vi) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof having an offer price of up to $150,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid.
The Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered in one or more offerings, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, one or more securityholders (each, a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”. We, or our Selling Securityholders, as applicable, may offer Securities in such amount and, in the case of the Subscription Receipts, Warrants, Debt Securities and Units, with such terms as we, or our Selling Securityholders, as applicable, may determine in light of market conditions.
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The Company is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the U.S. and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different than those of the U.S. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may be subject to Canadian auditing and auditor independence standards. As a result, the financial statements included or incorporated by reference in this Prospectus and any applicable Prospectus Supplement may not be comparable to financial statements of U.S. companies.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of Securities, and consult their own tax advisors prior to deciding to purchase any Securities. See “Certain Income Tax Considerations”.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Canada, that some or all of our officers and directors are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the Company’s assets and the assets of such persons are located outside the U.S. See “Risk Factors — Enforcement of Civil Liabilities”.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. This Prospectus may qualify as an “at-the-market distribution”, as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”). If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the Toronto Stock Exchange (the “TSX”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See “Plan of Distribution”.
The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class or series, the number of Preferred Shares being offered, the offering price, whether the Preferred Shares are being offered for cash, the dividend rate, the dividend payment dates, any terms for redemption, any voting and conversion rights, the liquidation preference, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, and any other terms specific to the Debt Securities being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company and any other specific terms; and (vi) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants underlying the Units, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.
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All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement. The offerings are subject to approval of certain legal matters on behalf of the Company by Bennett Jones LLP. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.
This Prospectus does not qualify for issuance of Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. This Prospectus may qualify for issuance of Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), LIBOR (the London Interbank Offered Rate), EURIBOR (Euro Interbank Offered Rate or any replacements or successors thereto including SOFR (Secured Financing Overnight Rate) or U.S. Federal funds rate and/or convertible into or exchangeable for Common Shares and/or other securities of the Company.
The Company may sell the Securities, and the Selling Securityholder may sell the Securities, separately or together: (i) to one or more underwriters or dealers; (ii) through one or more agents; or (iii) directly to one or more purchasers. The Prospectus Supplement relating to a particular offering of Securities will describe the terms of such offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (ii) the name or names of any underwriters, dealers or agents involved in such offering of Securities; (iii) the purchase price of the Securities offered thereby and the proceeds to, and the expenses borne by, the Company from the sale of such Securities; (iv) any commission, underwriting discounts and other items constituting compensation payable to underwriters, dealers or agents; and (v) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents. See “Plan of Distribution”.
No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.
The issued and outstanding Common Shares are listed and posted for trading under the trading symbol “FTRP” in Canada on the TSX and in the United States (the “U.S.”) on the NASDAQ Stock Market (“NASDAQ”). On December 2, 2021, the last trading day prior to the date of this Prospectus, the closing price per Common Share on the TSX was $4.49 and on the NASDAQ was US$3.49. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.
Investing in Securities is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference in their entirety and carefully consider the risk factors described under “Risk Factors” in this Prospectus and the AIF (as defined herein) prior to investing in such Securities.
No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
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The Company’s head and registered office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.

The Company conducts research and development on novel, psychedelic-inspired regulated medicines in accordance with the laws, rules and regulations in place in Canada and the United States. No product will be commercialized prior to applicable legal or regulatory approval from Health Canada, the Food and Drug Administration and/or other applicable regulators.

The Company operates clinics that deliver ketamine-assisted psychotherapy in Canada and the United States. The Company also operates a clinic that delivers psilocybin-assisted psychotherapy in the Netherlands.

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug and psilocybin is currently a Schedule I drug.

Health Canada and the Food and Drug Administration in the United States have not approved psilocybin as a drug for any indication, however ketamine is a legally permissible medication for the treatment of certain psychological conditions. It is illegal to possess such substances without a prescription.

Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948. The Company also conducts research on psilocybin containing fungi in Jamaica, in partnership with the University of the West Indies.

The Opium Act (Opiumwe) (the “Opium Act”) is the primary drug legislation in the Netherlands. Subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.

The Company’s operations are conducted in strict compliance with local laws where such activities are permissible and do not require any specific legal or regulatory approvals.

The Company does not handle psychedelic substances except in jurisdictions where such activity is not illegal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. The Company does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

FT-104 and FT-200 Group (as defined below) are currently the only substances to be used in any trial, research, or clinical trial setting and they are not a controlled or restricted substance under any applicable laws. Any new or additional molecules under laboratory investigation would, similarly, not expected to be controlled substances at this time.

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. See “Compliance Program”.

For these reasons, the Company may be (a) subject to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities, (b) susceptible to regulatory changes or other changes in law, and (c) subject to risks related to drug development, among other things. There are a number of risks associated with the business of the Company. See “Risk Factors” herein and “Risk Factors” in the AIF (as defined herein).

i

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and any applicable Prospectus Supplement and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Company has not authorized anyone to provide investors with additional or different information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.
The Company is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or the date of the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.
The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Company and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
The Company may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $150,000,000 or the equivalent in other currencies. This Prospectus provides prospective purchasers with a general description of the Securities that the Company may offer. Each time the Company distributes Securities under this Prospectus, the Company will provide a prospective purchaser with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before a purchaser makes a decision to purchase Securities, the prospective purchaser should read this Prospectus, any applicable Prospectus Supplement, together with the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement.
We will file with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information on or connected to the Company’s website, even if referred to in a document incorporated by reference herein, does not constitute part of this Prospectus or any Prospectus Supplement. See “Where You Can Find Additional Information”.
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION
References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. Unless the context otherwise requires, all references in this Prospectus to the “Company” refer to the Company and its subsidiary entities on a consolidated basis.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein, and accordingly the accuracy and completeness of such data is not guaranteed.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and“forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this Prospectus include statements related to the manner in which the Selling Securityholders may sell Securities, the business and future activities of Field Trip, and developments related to Field Trip after the date of this Prospectus, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of Field Trip’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by Field Trip, changes in laws or regulatory requirements, the market for Field Trip’s services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the KAP Co-Op Program, And Beyond Program, and other programs by therapists and patients, the ability of management to sustain and continue optimization of its clinical operations, the impact of the COVID-19 pandemic and its variants, the business objectives of Field Trip and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to Field Trip and the use of such funds, the healthcare industry in Canada and the United States, the ability of Field Trip to operate its Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development, patentability and viability of FT Discovery (as defined below) molecule FT-104 and the FT-200 Group, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials for FT-104 and molecules within the FT-200 Group, the ability of Field Trip to meet eligibility requirements for clinical testing and more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial, approval of phase 1 human trials, if any, and the ability of Field Trip to generate patient member growth, the completion and potential outcomes of the Strategic Review (as defined below). The forward-looking statements contained herein are based on certain key management expectations and assumptions, including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third-party consents in a timely manner or at all; and (iii) the success of the operations of the Company. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which is expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Field Trip; speculative nature of an investment in the securities of Field Trip; limited operating history as a public company; a significant number of Common Shares being owned by a limited number of existing shareholders; the expected future losses of Field Trip and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in the Netherlands, Jamaica and elsewhere; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of Field Trip’s business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Field Trip’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Field Trip’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on Field Trip’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of the Clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; Field Trip being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Field Trip’s expected financial and operating performance and Field Trip’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this Prospectus represent Field Trip’s views as of the date of this Prospectus and forward-looking information and statements contained in the documents incorporated by reference herein represent Field Trip’s views as of the date of such documents, unless otherwise indicated in such documents. Field Trip anticipates that subsequent events and developments may cause its views to change. However, while Field Trip may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
Forward-looking statements are provided for the purposes of assisting prospective investors in understanding the Company’s financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and prospective investors are cautioned that the forward-looking statements may not be appropriate for any other purpose. While the Company believes that the assumptions and expectations reflected in the forward-looking statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. The forward-looking statements contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein or made by the Company’s directors, officers, other employees and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.
For a more detailed discussion of risks and other factors, see Field Trip’s amended annual information form dated July 16, 2021 under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Field Trip’s SEDAR and EDGAR profiles.
Foreign Currency Information
The Company’s expenses are denominated in Canadian dollars and some of its operations are in the U.S., the Netherlands and Jamaica. The Company may be adversely affected by foreign currency fluctuations. A significant portion of its expenditures are in other currencies, and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada (the “Canadian Securities Authorities”) and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of the Company, at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3, telephone (833) 833-1967, and are also available electronically at under the Company’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov/edgar. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.
We file with Canadian Securities Authorities annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with and furnish other information to the SEC. Under the MJDS adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the U.S. Our filings are also electronically available from EDGAR, which can be accessed at www.sec.gov, as well as from commercial document retrieval services. Our filings on EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.
As of the date hereof, the following documents filed with the Canadian Securities Authorities are specifically incorporated by reference into and form an integral part of this Prospectus:
1.
the amended annual information form of the Company dated July 16, 2021 for the year ended March 31, 2021 (the “AIF”);

2.
audited annual consolidated financial statements of the Company for the fiscal year ended March 31, 2021 and for the period from April 2, 2019 (date of incorporation) to March 31, 2020, together with the auditors’ report thereon;

3.
management’s discussion and analysis of the Company for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020;

4.
unaudited condensed interim consolidated financial statements of the Company for the three and six months ended September 30, 2021 and 2020 (the “Interim Financial Statements”);

5.
management’s discussion and analysis of the Company for the three and six months ended September 30, 2021 and 2020 (the “Interim MD&A”);

6.
management information circular of the Company dated August 26, 2021, prepared for the annual and special meeting of shareholders held on September 24, 2021 (the “SGM”);

7.
material change report of the Company dated June 10, 2021 regarding the listing of the Common Shares and certain warrants to purchase Common Shares (the “Listed Warrants”) on the TSX;

8.
material change report of the Company dated July 28, 2021, regarding the listing of the Common Shares on the NASDAQ Global Select Market;

9.
material change report of the Company dated September 9, 2021, regarding the lead indications for FT-104 — Treatment Resistant Depression and Postpartum Depression; and

10.
material change report of the Company dated September 27, 2021 regarding the voting results from the Company’s annual general and special meeting of shareholders held on September 24, 2021.

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with Canadian Securities Authorities after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.
Upon a new interim financial report and related management’s discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial report and related management’s discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial report and related management’s discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form, if any; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular of the Company prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement to this Prospectus containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.
To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or Form 20-F (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, we may, to the extent expressly provided therein, incorporate by reference into this Prospectus documents that we furnish with the SEC on Form 6-K pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any “template version” of any “marketing materials” (as such terms are defined in NI 41-101) filed by the Company after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such applicable Prospectus Supplement for the purposes of the distribution of Securities to which that Prospectus Supplement pertains.
Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We will file with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.
You may read and download the documents we have filed with the SEC electronically on the SEC’s EDGAR website at www.sec.gov. We are also subject to filing requirements prescribed by Canadian Securities Authorities. These filings are available electronically from SEDAR at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a corporation existing under the Canada Business Corporations Act (the “CBCA”). A number of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the U.S., and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S.
We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws or the securities laws of any state of the U.S.
We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
We will file with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Bennett Jones LLP as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.
THE COMPANY
Corporate Structure
The Company was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta) and adopted the name “Newton Energy Corporation”. On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to: (i) consolidate its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”
On October 1, 2020: (i) the Company and Field Trip Psychedelics Inc. (“FTP”) completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the CBCA by Certificate and Articles of Continuance (the “Continuance”) ((i) – (iii) collectively referred to as the “Transaction”).
In connection with the Continuance, the Company adopted new by-laws which included an advance notice provision, which stipulates the requirement to provide advance notice to the Company in circumstances where nominations of persons for election to the Company’s board of directors (the “Board”) are made by the Company shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Company shareholders approved and ratified the advance notice provision on September 23, 2020.
The Transaction constituted a reverse takeover of the Company by FTP under applicable securities laws. FTP became a wholly-owned subsidiary of the Company and the business of FTP became the business of the Company.
The Common Shares were listed on the NEX board of the TSX Venture Exchange (the “TSXV”) until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Canadian Securities Exchange (the “CSE”) on October 6, 2020 under the symbol “FTRP” and were also posted for trading on the OTCQX Best Market (“OTCQX”) on January 28, 2021 under the symbol “FTRPF”. The Common Shares were subsequently delisted from the CSE and listed on the Toronto Stock Exchange (“TSX”) on June 7, 2021 under the ticker symbols “FTRP” and “FTRP.WT”.
On July 29, 2021, the Common Shares commenced trading on the NASDAQ under the ticker symbol “FTRP”. Concurrent with the NASDAQ listing, Field Trip’s Common Shares ceased to be quoted on the OTCQX. The Company has already completed the process to make its shares eligible for electronic clearing and settlement through the Depository Trust Company (“DTC”).
In November 2021, Vicki Reed joined the Company as its Chief Growth Officer. Ms. Reed has more than 20 years’ experience advising clients on matters relating to business strategy, growth, brand building, marketing technologies and other similar matters. Ms. Reed has worked with a number of companies focused on integrative health care including Peloton, Tonal, Mirror, and Flywheel. Ms. Reed is a graduate of the School of Journalism at the University of Oregon.
In November 2021, Stéphan Côté also joined the Company as its Head of Quality. Mr. Côté has more than 25 years’ experience in the pharmaceutical and biotech industry, with a focus on quality assurance and regulatory compliance. Before joining Field Trip, Mr. Côté held the position of Director of Quality Assurance at Impel NeuroPharma, Inc. and in a number of Quality Assurance roles with Amgen, Inc. (NASDAQ) over his 19 years with that company. His experience spans internationally from the Americas, Europe and Asia and across all stages of drug development. Mr. Côté has a B.Sc in biology & toxicology from Université du Québec à Montréal.
The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.
Intercorporate Relationships
The following diagram describes the subsidiaries of the Company, and their place of incorporation, continuance or formation:
Summary Description of the Business
Field Trip is in the business of the development and delivery of psychedelic-assisted therapies (“PAT”). The use of PAT is gaining traction in response to clinical research and academic studies showing evidence of the safety and efficacy of psychedelics in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder, which are part of a growing, global mental health crisis.
The Company’s primary focus is to develop proprietary, competitive, and differentiated psychedelic-assisted therapies (both through novel psychedelic molecules and innovation in therapeutic protocols), which achieve the best patient outcomes in the treatment of mental health and mood disorders.
Structurally, our research and development strategies are established by our Field Trip Discovery (“FT Discovery”) division, and are then executed through contract research and manufacturing organizations for molecule development and clinical research and through FT Health (defined below) for therapeutic protocol innovation. FT Discovery is conducting pre-clinical research into its first novel psychedelic molecule, FT-104, in addition to its new drug development pipeline program, the FT-200 Group. See FT Discovery — Advanced Research and Drug Development.
Our Field Trip Health (“FT Health”) division operates Clinics (as defined below) across North America and Europe providing Ketamine-assisted psychotherapy (“KAP”) under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing our medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapy (“PAT”); (ii) identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties. In addition, FT Health conducts research to drive therapeutic protocol research and innovation. See Clinics — Field Trip Health Centres.
In support of the FT Health business, our Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP. See Other Business — Clinic Support.
Field Trip also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in, psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”). See Other Business — Botanical Research.
Field Trip currently takes an integrated approach, combining novel psychedelic drug development, optimized therapeutic protocols and digital tools in combination to achieve Field Trip’s ultimate goal of successfully commercializing novel PAT therapeutics and therapies. The Company has commenced a strategic review of the current corporate structure to ensure that each operating segment is best positioned, optimally resourced, and focused to provide maximum long-term value to all stakeholders (the “Strategic Review”). The Strategic Review will explore all options, ranging from no change to the current structure, to adding additional assets or segments to the business, to a separation of the business units with continued inter-company relationships designed to leverage the synergies represented by an integrated model. The Company has not set a definitive timetable for the conclusion of the Strategic Review and there can be no assurance that the process will result in any transaction or change in structure or strategy. The Company has engaged Bloom Burton Securities Inc. as financial advisor in connection with the Strategic Review.
FT Discovery — Advanced Research and Drug Development
Synthetic and natural serotoninergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections. These changes are grouped under the term neuroplasticity. We believe neuroplastic changes induced by 5HT2A activation in in-vitro models is a good proxy or biomarker for potential clinical effects. We believe that by combining psychedelic drug administration with psychotherapy, both the acute and long-term effects are guided in a way to maximize improvements in mental health treatments, including in depression, anxiety and addiction.
FT Discovery is leading the development of the next generation of custom synthetic molecules targeting serotonin 5HT2A receptors. FT-104 is the first drug candidate in development by FT Discovery. FT-104 is a next generation synthetic psychedelic molecule whose design is, in part, based on classical serotonin 2A psychedelics. FT-104 is currently in the preclinical stage of development. USPTO and PCT patents are pending on FT-104’s structure, formulation and use in treating a variety of central nervous system disorders. FT-104 is currently in the preclinical development stage. The Company has targeted Treatment Resistant Depression and Postpartum Depression as the lead indications for development of FT-104.
Field Trip has initiated a new development program known as the “FT-200 Group” which will focus on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor. The 5HT2B receptor is associated with cardiovascular valvulopathies, a liability that limits the use of classical psychedelics to infrequent use. Molecules from the FT-200 Group Program could demonstrate broader flexibility in dosing and a broader utility, with the potential to be formulated as chronic medications. A first molecule exemplifying the FT-200 Group has been synthesized. It is an agonist at the target serotonin 2A receptor and is an antagonist at the serotonin 2B receptor, i.e., it can bind the 2B receptor, therefore it may displace serotonin, the endogenous ligand, from the receptor, but its binding or displacement of serotonin does not activate the receptor at any therapeutically-relevant concentration. This same molecule demonstrates good activity and selectivity for 5HT2A relative to other CNS receptors in the brain which suggests that it could demonstrate good safety while preserving efficacy because the 2A receptor is generally at the core the antidepressant target while the 2B receptor generally causes cardiovascular valve hardening. The Company has filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the molecule. Further work is in progress to expand the family, strengthen the IP portfolio around the FT-200 Group and seek the optimal lead candidate for preclinical development.
No assurances can be given that Field Trip will be able to meet its development timelines disclosed in this Prospectus or in any Prospectus Supplement, or that FT-104, the FT-200 Group molecule or any other molecule will be viable therapeutic products.
Clinics — Field Trip Health Centres
The Company also seeks to create a global brand of trusted health centres (“Clinics”) for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing the Company’s custom protocol while under the supervision of medical professionals and enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the research and innovation focus, the Clinics operated by the Company operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) identify new indications with existing and novel psychedelic medicines, and (iii) conduct clinical research studies for FT Discovery and other third parties.
The Company believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe the Clinics hold significant strategic value in that they enable the Company to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows the Company to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. The Company’s focus with the Clinics is to rollout Clinics across North America and Europe to position the Company as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.
In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. Ketamine-Assisted Psychotherapy is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting alongside psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with the Company’s comprehensive psychotherapy program to affect behavioral change.
More specifically, Field Trip offers or plans to offer the following types of services:
•
KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through Field Trip or through cooperative agreements with independent psychotherapists who make arrangements for Field Trip to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

•
PAT, which combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KAP is a type of psychedelic-assisted psychotherapy that uses ketamine as the psychedelic catalyst. In the Netherlands, the Company offers legal psilocybin truffle therapy.

•
Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection on and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

•
And Beyond Therapy which consists of ongoing psychotherapy with the goal of building on the insights gained through KAP and identifying and reinforcing changes to ongoing negative patterns of thought and behaviour. The And Beyond Program is made available through contractor psychotherapists to patients who have had one or more sessions of KAP.

•
Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access Field Trip’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic-assisted psychotherapy.
Field Trip currently operates and/or owns nine clinics: Toronto, Ontario, Fredericton, New Brunswick, New York, New York, Santa Monica, California, Chicago, Illinois, Atlanta, Georgia, Seattle, Washington, Houston, Texas and Amsterdam, Netherlands. The US Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”). The Company has commenced or expects to commence construction to build an additional nine Field Trip Health Centres in Vancouver, British Columbia, San Diego, California, Washington, District of Columbia, Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida. The Company plans to leverage the success of the Clinics to expand into other markets in other states, while focusing on compliance, control, efficiency and performance in the medical clinic industry. The Clinics are intended to support the Company’s strategy of brand development and enable the Company to capture market share, generate brand awareness and earn patient loyalty in its operating markets.
Field Trip may also enter into one or more relationships with third parties with a view to making general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services.
Other Business — Clinic Support
FT Digital has developed digital the tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at Field Trip Health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking.
The Company also offers training in PAT for practitioners through its Field Trip Training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete Field Trip’s training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapists.

Other Business — Botanical Research
In partnership with UWI, Field Trip Natural Products is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (“Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
More detailed information regarding the business of the Company, as well as its operations, assets and properties, can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference” and “Recent Developments”.
RECENT DEVELOPMENTS
On May 4, 2021, the Company announced the opening of its sixth Clinic location in the city of Houston, Texas in the River Oaks District (the “Houston Clinic”) and that it has entered into leases and has commenced, or will soon commence, construction to build additional Clinics in San Diego, California, San Carlos, California, Seattle, Washington, Washington, DC and Fredericton, New Brunswick.
On May 6, 2021, the Company announced that it had received eligibility for the electronic clearing and settlement of its Common Shares through The Depositary Trust Company (DTC) in the United States. This electronic method of clearing securities speeds up the receipt of stock and cash and thus accelerates the settlement process for investors and brokers, enabling the stock to be traded over a wider selection of brokerage firms.
On May 20, 2021, the Company announced the appointment of former U.S. Senate Majority Leader Tom Daschle as a Special Adviser to the Company. Senator Daschle is one of the longest serving Senate Democratic leaders in history and one of only two to serve twice as both Majority and Minority Leader. Senator Daschle is also the Founder and CEO of the Daschle Group, a Public Policy Advisory of Baker Donelson and a legal and government affairs firm that advises clients on a broad array of economic, policy and political issues.
On June 7, 2021, the Common Shares and Listed Warrants were delisted from the CSE and commenced trading on the TSX under the trading symbol “FTRP” and “FTRP-WT”, respectively. The Common Shares continued to trade on the OTCQX market under the symbol “FTRPF”. In conjunction with its TSX listing, the Company announced that it had appointed Barry Fishman and Ellen Lubman to the Board. Mr. Fishman is an accomplished business leader and board director with proven success in strategy development, performance enhancement and public company governance, with an expansive global network and deep pharmaceutical knowledge. Ms. Lubman brings nearly 20 years of experience in corporate and business development, portfolio strategic planning, financial strategy and investor relations through leadership roles in small biotech and large pharma, starting her career as a Wall Street equity research analyst.
On June 22, 2021, the Company issued 125,000 milestone shares to Darwin, Inc. under a share purchase agreement in accordance with its previously disclosed obligations thereunder.
On June 30, 2021, the Company filed a utility patent application in the United States and with the Patent Cooperation Treaty (PCT) system on FT-104’s structure, formulation and use in treating a variety of central nervous system disorders (Application No. 17/364,047).
On July 29, 2021, the Common Shares commenced trading on the NASDAQ under the symbol “FTRP” and ceased to be quoted on the OTCQX.

In connection with the listing of the Common Shares on NASDAQ, the Company’s former auditor, MNP LLP resigned at the request of the Company and the Company appointed Ernst & Young LLP as its auditor. The Company’s decision to request the resignation of MNP LLP was not based on any disagreement between the Company and MNP LLP. The appointment of the new auditors was approved at the SGM.
At the SGM, shareholders also approved an amended and restated equity incentive plan of the Company to, among other things, allow for the issuance of performance share units and restricted share units in addition to options.
On August 31, 2021, the Company announced the launch of its “KAP Co-op” program which enables eligible independent psychedelic therapists to provide ketamine-assisted psychotherapy at its Clinics.
On September 9, 2021, the Company provided an update on the lead indications for FT-104 which will be treatment resistant depression and postpartum depression. The Company also announced that Anita H. Clayton, MD, Chair of Psychiatry and Neurobehavioral Sciences at the School of Medicine at the University of Virginia has joined its Scientific Advisory Board.
On October 19, 2021, the Company announced the opening of its Clinic locations in the cities of Fredericton, New Brunswick and Seattle, Washington.
On October 29, 2021, the Company filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the first molecule in the FT-200 Group.
REGULATORY OVERVIEW
Field Trip operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which Field Trip operates. Please refer to Field Trip’s AIF for further information. See “Documents Incorporated by Reference”.
Controlled Substances
The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). See Regulation of Prescription Medications.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.
In the United States, facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine

(a “DEA License”). To the Company’s knowledge, the Clinics in the United States and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the United States, including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin-containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, the psilocybin research is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company’s operations in Jamaica.
Field Trip does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
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Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older. (May 2019)

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Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement. (June 2019)

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Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement. (January 2020)

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District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department. (November 2020)

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State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022. (June 2021)

•
State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin. (June 2021)

•
Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote. (October 2021)

•
Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021)

Decriminalization and/or legalization through state and municipal measure, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the United States under the CDSA. Similar to state legalization efforts in Oregon, the Company cannot assess when or if the United States federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, The Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
Field Trip expects that legislation of similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. Field Trip cannot comment on the regulatory framework in any such jurisdiction as it has not been created. Field Trip will assess its options to conduct legal business in such jurisdictions when State or Provincial, as applicable, and Federal regulations are established and may seek any required licenses or approvals at that time. See “Risk Factors”.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine. Please see “Regulatory Overview — Field Trip Discovery Operations — Pharmaceutical Development and Approval Requirements — Canada”.
While ketamine is a controlled substance in Canada and the United States, it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, a ketamine nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians with incurable cancer and experiencing end of life distress or other intractable mental health conditions to receive psilocybin therapy to treat their end-of-life anxiety. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s SAP. Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.1
In the United States, the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act. In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Field Trip Discovery Operations
Research and Development Operations
In Canada and the United States, the regulation of drug development, including novel molecules such as FT-104 and natural substances such as psilocybin-containing mushrooms and truffles, are regulated by the Federal governments.
As the Company’s business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of a contract research organization (“CRO”) regarding FT-104 (the “CRO Engagement”), and (2) the service agreement with the Company’s contract manufacturing organization (“CMO”) in respect of FT-104 (the “CMO Agreement” and together with the CRO Engagement, the “FT-104 Agreements”).
With respect to the FT-104 Agreements, Health Canada and the FDA have indicated that FT-104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. Notwithstanding, the CMO is Health Canada approved, FDA registered and compliant with cGMP (a standard applied in the pharmaceutical industry) in the synthesis, process optimization and production of drug substances and has been successfully audited by Health Canada and the FDA.
The CRO is Good Laboratory Practices (“GLP”) compliant and holds all licenses required for its activities as they relate to the Company. Both the CMO and CRO have controlled substance licenses for other known controlled substances and are qualified for handling FT-104. For certainty, FT-104 is not currently a controlled substance in either the US or Canada (confirmed by the Company with both agencies), however since it can produce a psychoactive state, the Company expects that it will become a scheduled substance should it be approved for use by a regulatory agency and therefore, the use of a CMO and CRO in compliance with applicable laws and regulations relating to controlled substances is critical. In addition, the Company has entered into appropriately negotiated services agreements or statements of work with the CMO and CRO that contemplate appropriate intellectual property and confidentiality provisions. In order to develop regulated medicines, including FT-104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA and other applicable federal, state, local and regulatory agencies. Details regarding the process required in Canada and the United States before prescription drug product

1   See gazette.gc.ca/rp-pr/p1/2020/2020-12-12/html/notice-avis-eng.html candidates may be marketed in such jurisdictions is included in the AIF under the headings “Description of the Business — Research and Development — Canada” and “Description of the Business — Research and Development — United States”, respectively, which are incorporated herein by reference.
FT-104 is currently in the preclinical stage of development, in which the primary activities are: (1) optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”), including additional chemical characterization, synthesis, process optimization, stability, and development of analytical methodology to ensure drug substance quality and (2) non-clinical (same as preclinical) activities (“NCA”) that measure performance (pharmacokinetics) and safety (toxicology; pharmacology) using a variety of in-vitro and in-vivo assays. These studies will help to define parameters that would allow the safe testing of the substance in human trials. CMC activities are carried out by the CMO. NCA activities are carried out by the CRO.
The CMO is reliant on third-party suppliers for starting materials to produce FT-104; the CRO is reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents and animal models. The Company, along with the CMO and CRO, only source starting materials from reputable and approved suppliers who hold the proper authorizations and approvals. Weekly or bi-weekly meetings occur to monitor the activities and advancements of CMO and CRO. A third-party regulatory group has been engaged to assist with the development of the regulatory and quality assurance strategies and prepare the regulatory documentation that will be required at each stage of the development.
Field Trip is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the FT-200 Group family of compounds. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the FT-200 Group family. The Company will follow a similar path as with FT-104 to develop the requisite CMC and preclinical results with GLP and GMP compliant partners before initiating clinical studies. No material engagements have been made at this date with respect to the FT-200 Group project, as it is still in the laboratory/discovery phase of research.
Pharmaceutical Development and Approval Requirements — Canada
Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:
•
Chemical and Biological Research — Laboratory tests are carried out on cell and/or tissue cultures and animal models to determine the properties of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•
Preclinical Development — Laboratory animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•
Clinical Trials — Phase 1 — The first administration in humans is to test if people can safely tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•
Clinical Trials — Phase 2 — Phase 2 trials are conducted in patients with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its potential effectiveness.

•
Clinical Trials — Phase 3 — If the results from Phase 2 show promising proof of concept for the drug candidate, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be safe and effective, and have an acceptable side effect profile, in people who better represent the general population.

Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible significant side effects.
•
New Drug Submission  — If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

•
Scheduling — Most classical psychedelics and synthetic 5HT2A agonists, such as FT-104 and molecules in the FT-200 Group, are psychoactive substances with the potential for abuse. If either of FT-104 or the FT-200 Group molecule are approved as drugs, we will need to hold discussions with Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States
Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:
•
Completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations.

•
Submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin.

•
For some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication.

•
Submission to the FDA of a new drug application (“NDA”).

•
Scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

•
FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.
Field Trip Health Clinic Operations
Each province and territory of Canada and each state in the United States mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table below for details concerning these regulations.
Although it is the Company’s intention to administer psilocybin-containing truffles as a food product in the Netherlands, the Company also intends to employ medical professionals in its Amsterdam Centre and is operating as an “alternative care provider” under Dutch laws. The table below also includes a summary of the laws applicable to the Company’s business that it operates and proposes to operate in Amsterdam.

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Ontario	Medical Doctors	Regulated Health Professions Act, 1991 (Ontario) (“RPHA”), Medicine Act, 1991 (Ontario)	College of Physicians and Surgeons of Ontario (“CPSO”)
	Psychologists	RPHA, Psychology Act, 1991 (Ontario)	College of Psychologists of Ontario (“CPO”)
	Nurses; Nurse Practitioners	RPHA, Nursing Act, 1991 (Ontario)	College of Nurses of Ontario (“CNO”)
	Psychotherapists	RPHA, Psychotherapy Act, 2007 (Ontario)	College of Registered Psychotherapists of Ontario, CPSO, CPO, CNO, College of Occupational Therapists of Ontario, or Ontario College of Social Workers and Social Service Workers
	Respiratory therapist	Respiratory Therapy Act, 1991 (Ontario)	College of Respiratory Therapists of Ontario
New Brunswick	Medical Doctors	Medical Act	College of Physicians and Surgeons of New Brunswick
	Psychologists	Psychologists Act	College of Psychologists of New Brunswick
	Counselling Therapists	Licensed Counselling Therapy Act	College of Counselling Therapists of New Brunswick
	Nurses; Nurse Practitioners	Nurses Act	Nurses Association of New Brunswick
	Licensed Practical Nurses	Licensed Practical Nurses Act	Association of New Brunswick Licensed Practical Nurses
New York	Medical Doctors	State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”)	New York State Education Department, Office of the Professions, State Board for Medicine (“NY Medical Board”)
	Psychologists	New York Education Law (“NYEL”) §§ 7600 and 8 NY CRR §§ 72.1	New York State Education Department, Office of the Professions (“NYOP”), State Board for Psychology
	Psychotherapists	NYEL §§ 8400, 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12.	NYOP, State Board for Mental Health Practitioners
	Nurses; Nurse Practitioners	NYEL §§ 6900 and additional regulations that apply only to nurses at NYCRR §§ 64.1.	NYOP, State Board for Nursing

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
California	Medical Doctors	Business and Professions Code, §2190.5 (“CA BPC”)	Medical Board of California (“CA Medical Board”)
	Naturopathic Doctors	CA BPC	Naturopathic Medicine Committee
	Psychologists	CA BPC	California Board of Psychology
	Clinical Social Workers and Licensed Professional Clinical Counselors	CA BPC	California Board of Behavioral Sciences
	Nurses; Nurse Practitioners	CA BPC	Board of Registered Nursing
Illinois	Medical Doctors	Medical Practice Act (225 ILCS 60/2)	Illinois Department of Financial and Professional Regulation (“IDFPR”)
	Psychologists	Clinical Psychologist Licensing Act (225 ILCS 15/)	IDFPR
	Professional Counselors and Clinical Professional Counselors	Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1)	IDFPR
	Nurses; Nurse Practitioners	Nurse Practice Act (225 ILCS 65/)	IDFPR
Georgia	Medical Doctors	Medical Practice Act, Official Code of Georgia (“OCGA”) §§43 – 34 and 34A	Georgia Composite Medical Board
	Psychologists	OCGA Title 43, Chapter 39	Georgia State Board of Examiners of Psychologists
	Professional Counselors	OCGA Title 43, Chapters 7A and 10A	Georgia Composite Board of Professional Counselors, Social Workers and Marriage and Family Therapists
	Nurses; Nurse Practitioners	Nurse Practice Act, OCGA § 43 – 26	Georgia State Board of Nursing
Texas	Professional Counselor	Texas Occupations Code Chapter 503	TBHEC
	Medical Doctors	Texas Occupations Code Chapter 155 and 22 TAC Chapter 163	Texas Medical Board
	Psychologists	Texas Occupations Code Chapter 501	Texas Behavioral Health Executive Council (“TBHEC”)
	Nurses; Nurse Practitioners	Texas Occupations Code Chapter 301	Texas Board of Nursing

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Netherlands	Medical Doctors
Individual Healthcare Act (Wet op de Beroepen in de Individuele Gezondheidszor, “BIG”), and if other care is provided, the Healthcare Quality, Complaints and Disputes Act (Wet kwaliteit, klachten en geschillen zorg, “WKKGZ”)

Ministry of Health, Welfare and Sport (Ministerie van Volksgezondheid, Welzijn en Sport, “VWS”), the Inspectorate for Heath and Youth Care (Inspectie gezondheidszorg en jeugd, “IGJ”) and the Royal Dutch Medical Association (Koninklijke Nederlandsche Maatschappij tot bevordering der Geneeskunst)

	Health Psychologists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and the Federation of Healthcare psychologists (Federatie van Gezondheidzorgpsychologen en Psychotherapeuten, “FGZPT”)
	Psychotherapists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and FGZPT
	Certified Nurse Specialist	BIG, and if other care is provided, WKKGZ	VWS, Registration Commission for Nurse Specialists (Registratiecommissie Specialismen Verpleegkunde)
British Columbia	Medical Doctors	Health Professions Act (British Columbia) (“HPA”), Medical Practitioners Regulation	College of Physicians and Surgeons of British Columbia
	Psychologists	HPA, Psychologists Regulation	College of Psychologists of British Columbia
	Psychotherapists	Unregulated in BC	Unregulated in BC
	Nurses	HPA, Nurses (Registered) and Nurse Practitioners Regulation	British Columbia College of Nurses and Midwives
District of Columbia	Medical Doctors	District of Columbia Official Code Title 3 Chapter 12 subchapters 1 – 5; Code of D.C. Municipal Regulations Title 17 Chapter 46	The DC Board of Medicine
	Psychologists	District of Columbia Official Code Title 3 Chapter 12 subchapters 1 – 5; Code of D.C. Municipal Regulations Title 17 Chapter 69	The DC Board of Psychology
	Professional Counselors	District of Columbia Official Code Title 3 Chapter 12 subchapter 7A; Code of D.C. Municipal Regulations Title 17 Chapter 66	The DC Board of Professional Counseling
	Nurses; Nurse Practitioners	The Nurse Practice Act District of Columbia Official Code Title 3 Chapter 12; Code of D.C. Municipal Regulations Title 17 Chapters 54 – 60	The DC Board of Nursing

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Connecticut	Medical Doctors	Conn. Gen. Stat. §20-8 through 20-14r; Conn. Agencies Regs. § 20-10-1 through 20-10-6	Connecticut Medical Examining Board
	Psychologists	Conn. Gen. Stat. §20-186; Conn. Agencies Regs. § 20-188-1 through 20-188-3	Board of Examiners for Psychologists
	Licensed Professional Counselors	Conn. Gen. Stat. §20-195aa through 20-195ff; Conn. Agencies Regs. § 20-195cc-1 through 20-195cc-7	Commissioner of Public Health
	Nurses; Nurse Practitioners	Conn. Gen. Stat. §20-87 through 20-102a; Conn. Agencies Regs. § 20-90-45 through 20-90-59	Connecticut State Board of Examiners for Nursing
Massachusetts	Medical Doctors	Massachusetts General Laws Chapter 112 Sections 1 — 12GG; Title 243 of the Code of Massachusetts Regulations	Massachusetts Board of Registration in Medicine
	Psychologists	Massachusetts General Laws Chapter 112 Sections 118 — 129B; Title 244 of the Code of Massachusetts Regulations	Massachusetts Board of Registration of Psychologists
	Licensed Mental Health Counselors	Massachusetts General Laws Chapter 112 Sections 163 — 172A; Title 262 Chapter 2.00 of the Code of Massachusetts Regulations (Licensed Mental Health Counselors)	The Board of Registration of Allied Mental Health and Human Services Professions
Florida	Medical Doctors	Fla. Stat. Ann. §§ 458.301, et seq.; Fla. Admin. Code Ann. r. §§ 64B8-1.001, et seq.	Board of Medicine
	Psychologists	Fla. Stat. Ann. §§ 490.001, et seq.; Fla. Admin. Code Ann. r. §§ 64B190-10.006, et seq.	Board of Psychology
	Mental Health Counselors	Fla. Stat. Ann. §§ 491.002, et seq.; Fla. Admin. Code Ann. r. §§ 64B4-1.007, et seq.	Board of Clinical Social Work, Marriage and Family Therapy, and Mental Health Counseling
	Nurses	Fla. Stat. Ann. §§ 464.001 et seq. (Nurse Practice Act); Fla. Admin. Code Ann. r. §§ 64B9-1.001 et seq.	Board of Nursing

Regulations relating to Field Trip Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Arizona	Medical Doctors	Arizona Revised Statutes Title 32 Chapter 13; Arizona Administrative Code Rule 4 Chapter 16	Arizona Medical Board
	Psychologists	Arizona Revised Statutes Title 32 Chapter 19.1; Arizona Administrative Code Rule 4 Chapter 26	Arizona Board of Psychologist Examiners
	Professional Counselors	Arizona Revised Statutes Title 32 Chapter 33; Arizona Administrative Code Rule 4 Chapter 5 (Professional Counselors)	Arizona Board of Behavioral Health Examiners
	Nurses	Nurse Practice Act, Arizona Revised Statutes Title 32 Chapter 15; Arizona Administrative Code Rule 4 Chapter 19.	The Arizona State Board of Nursing
Washington	Medical Doctors	Wash. Rev. Code Ann. §§ 18.71.002, et seq.; 18.71B.010, et seq.; Wash. Admin. Code §§ 246-919-421, et seq.	Medical Quality Assurance Commission
	Naturopathic Doctors	Wash. Rev. Code Ann. §§18.36A, et seq.; Wash. Admin. Code §§246-836-210, et seq	Board of Naturopathy
	Psychologists	Wash. Rev. Code Ann. §§ 18.83.005, et seq.; Wash. Admin. Code §§ 246-924-000, et seq.	Washington Department of Health, Examining Board of Psychology (EBOP)
	Mental Health Counselors, Marriage and Family Therapist	Wash. Rev. Code Ann. §§ 18.225.005, et seq; Wash. Admin. Code §§ 246-809-000, et seq.	Washington Department of Health; Mental Health Counselors, Marriage and Family Therapist and Social Worker Advisory Committee
	Nurses; Nurse Practitioners	Wash. Rev. Code Ann. §§ 18.79.010, et seq.; Wash. Admin. Code §§ 246-840-000, et seq.	Washington Department of Health, Nursing Care Quality Assurance Commission
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the United States where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, Field Trip offers several additional programs in North America. The And Beyond Therapy program makes ongoing integration and traditional therapy available to patients who have completed one or more KAP sessions. And Beyond Therapy is made available through contract therapists in Canada and the United States. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the United States, the laws applicable to the Clinics and the conduct of medical professionals therein are at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each State, the Company plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under the Company’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statutes nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as physician-owned Professional Corporations (a “PC”).
In the Netherlands, Field Trip’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients as a whole, natural food product. As Field Trip employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, Field Trip would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, Field Trip will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
The Company’s business is also governed by laws in Canada, the United States and the Netherlands pertaining to the handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), The Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. The Company has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Field Trip Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Field Trip has all licenses required to offer the Trip App.
FT Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at Field Trip Health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, Field Trip has all licenses required for Portal.
Field Trip Training Operations
Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Field Trip Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The psilocybin research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964.
The psilocybin research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the psilocybin research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company’s psilocybin research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin research is legal in Jamaica.

COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an anti-money laundering policy designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable anti-money laundering laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or has not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
CONSOLIDATED CAPITALIZATION
Since the date of the Interim Financial Statements, there has been no material change to the share and loan capital of the Company.
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any Selling Securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer or agent in respect of any sales by us or a Selling Securityholder will be described in any applicable Prospectus Supplement. Notwithstanding, the Company’s management has broad discretion in the application of proceeds of an offering of Securities. On the basis of results obtained or for other sound business reasons, the Company may re-allocate funds as required. Accordingly, the Company’s actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See “Risk Factors — Discretion over the Use of Proceeds”.
The Company has negative cash flow from operating activities for the year ended March 31, 2021. To the extent that the Company has negative cash flow in any future period, certain of the net proceeds from an offering of Securities may be used to fund such negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Company will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risk Factors — Negative Operating Cash Flow and Going Concern”.
DESCRIPTION OF THE SECURITIES
The following is a brief summary of certain general terms and provisions of the Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Securities, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement.
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the date of this Prospectus, 57,946,203 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding.
Common Shares
The holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company. Each Common Share confers the right to one vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the prior rights and privileges attached to any other class of shares of the Company, the holders of the Common Shares are entitled to receive any dividend declared by the Company. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, subject to the prior rights and privileges attached to any other class of shares of the Company, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent. The Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the Board, in its discretion, may determine.
Preferred Shares
The Preferred Shares may be issued at any time or from time to time in one or more series. Subject to the provisions of the CBCA, the Board may by resolution alter the articles of the Company to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series.
The issuance of Preferred Shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of Common Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Common Shares without any further vote or action by the holders of the Common Shares, if permitted by the CBCA. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of the Company’s outstanding Common Shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Common Shares.

DESCRIPTION OF DEBT SECURITIES
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, which particular terms and provisions of such Debt Securities may differ from the general terms and provisions described below in some or all respects.
The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.
Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.
A copy of the form of the indenture to be entered into will be filed with the SEC as an exhibit to the registration statement. The description of certain provisions of the indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the indenture.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities will be direct obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the relevant Prospectus Supplement.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
The following sets forth certain general terms and provisions of the Subscription Receipts. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, which particular terms and provisions of such Subscription Receipts may differ from the general terms and provisions described below in some or all respects.
The Company may issue Subscription Receipts that may be exchanged by the holders thereof for Common Shares and/or other Securities of the Company upon the satisfaction of certain conditions. The Company may offer Subscription Receipts separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be. The Company will issue Subscription Receipts under one or more subscription receipt agreements. Under each subscription receipt agreement, a purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of the Common Shares and/or other Securities of the Company, as the case may be, to such purchaser upon exchange of Subscription Receipts, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares and/or other Securities of the Company, as the case may be, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.

Any Prospectus Supplement will contain the terms and conditions and other information relating to the Subscription Receipts being offered including:
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the number of Subscription Receipts;

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the price at which the Subscription Receipts will be offered and whether the price is payable in installments;

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any conditions to the exchange of Subscription Receipts into Common Shares, and/or other Securities of the Company, as the case may be, and the consequences of such conditions not being satisfied;

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the procedures for the exchange of the Subscription Receipts into Common Shares and/or other Securities of the Company, as the case may be;

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the number of Common Shares and/or other Securities of the Company, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

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the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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the dates or periods during which the Subscription Receipts may be exchanged into Common Shares and/or other Securities of the Company;

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whether such Subscription Receipts will be listed on any securities exchange;

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any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

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any other specific terms.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities issuable on the exchange of the Subscription Receipts.
DESCRIPTION OF WARRANTS
The following sets forth certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, which particular terms and provisions of such Warrants may differ from the general terms and provisions described below in some or all respects.
The Company may issue Warrants for the purchase of Common Shares and/or other Securities of the Company. Warrants may be issued independently or together with Common Shares, Preferred Shares, Debt Securities and Subscription Receipts offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements entered into between the Company and a warrant agent named in the applicable Prospectus Supplement.
Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.
Any Prospectus Supplement will contain the terms and other information relating to the Warrants being offered including:
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the exercise price of the Warrants;

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the designation of the Warrants;

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the aggregate number of Warrants offered and the offering price;

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the designation, number and terms of the Common Shares and/or other Securities of the Company purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

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the dates or periods during which the Warrants are exercisable;

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the designation and terms of any securities with which the Warrants are issued;

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if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

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the currency or currency unit in which the exercise price is denominated;

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any minimum or maximum amount of Warrants that may be exercised at any one time;

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whether such Warrants will be listed on any securities exchange;

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any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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any rights, privileges, restrictions and conditions attaching to the Warrants; and

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any other specific terms.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.
As of the date of this Prospectus, the Company has 2,071,090 Listed Warrants outstanding.
DESCRIPTION OF UNITS
Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. As a result, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.
The particular terms and provisions of the Units offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, which particular terms and provisions of such Units may differ from the general terms and provisions described below in some or all respects. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.
PLAN OF DISTRIBUTION
The Company may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $150,000,000 in Securities hereunder.
The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices as may be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
The Securities may be sold by us (i) directly pursuant to applicable statutory exemptions, (ii) to or through underwriters or dealers, or (iii) through designated agents. The Prospectus Supplement relating to a particular offering of Securities will identify any underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the net proceeds to us and any other material terms of the plan of distribution (including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102). Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with our Securities offered by that Prospectus Supplement.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be “at-the-market” distributions, including sales made directly on the TSX or other existing trading markets for the Securities, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
Sales of Securities under an “at-the-market distribution”, if any, will be made pursuant to an accompanying Prospectus Supplement. Sales of Securities under any “at-the-market” program will be made in transactions that are “at-the-market distributions” as defined in NI 44-102. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.
No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
In connection with the sale of Securities, or in the case of Securities offered by a Selling Securityholder, underwriters or agents may receive compensation from us, and from the Selling Securityholder in the case of Securities offered by a Selling Securityholder, or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions (and, in the case of Securities offered by a Selling Securityholder, such discounts, concessions or commissions as to particular underwriters or agents may be in excess of those customary in the types of transactions involved). Underwriters or agents that participate in any distribution of Securities may be deemed underwriters and any commissions to be received by them from us and/or a Selling Securityholder, as applicable, and any profit on the resale of Securities by them may be deemed to be underwriting discounts or commissions under applicable securities legislation, including the U.S. Securities Act.
If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of Securities offered by a Selling Securityholder, the Selling Securityholder may authorize dealers or other persons acting as agent to the Selling Securityholder to solicit offers by certain institutions to purchase Securities directly from the Selling Securityholder, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
The applicable Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering relating to the particular Securities, including, to the extent applicable, the initial offering price, the proceeds to us and/or the Selling Securityholder from the offering, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters or agents with respect to any offering of Securities, or Securities sold to or through underwriters or agents by us and/or a Selling Securityholder, as applicable, will be named in the Prospectus Supplement relating to such offering of Securities.
In connection with any offering of Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the offered Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, broker, dealer or agent involved in any “at-the-market” offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter, broker, dealer or agent, will over-allot Securities in connection with such a distribution or effect any other transactions that are intended to stabilize or maintain the market price of a Security.
Under agreements which may be entered into by us and/or a Selling Securityholder, underwriters or agents who participate in the distribution of Securities may be entitled to indemnification by us and/or a Selling Securityholder against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters may be required to make in respect thereof. The underwriters or agents with whom we may enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
Any offering of Subscription Receipts, Warrants, Debt Securities or Units that is not a secondary offering will be a new issue of Securities with no established trading market for those Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange or any automated dealer quotation system, and there may be no market through which the Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. Certain broker-dealers may make a market in the Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without advance notice. No assurance can be made that any broker-dealer will make a market in the Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for such Securities.
The Selling Securityholder may also enter into derivative transactions with third parties. If a Prospectus Supplement so indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by the Selling Securityholder or borrowed from the Selling Securityholder or others to settle those sales or to close out any related open borrowings of Securities, and may use Securities received from the Selling Securityholder in settlement of those derivatives to close out any related open borrowings of Securities. The third parties in such sale transactions will be underwriters or agents and will be identified in the applicable Prospectus Supplement. The Company does not intend to sell or otherwise distribute any Securities which are “novel” within the meaning of that term in NI 44-102.
Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed underwriters or agents. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part. Once sold under the registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.
SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if the Selling Securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if the Selling Securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the Selling Securityholder in the aggregate and on a per Security basis; and (viii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1 Short Form Prospectus if a Selling Securityholder is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, and, in such case, will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement.
EARNINGS COVERAGE RATIO
Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of any Debt Securities or Preferred Shares.
PRIOR SALES
Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
MARKET FOR SECURITIES
The Common Shares are listed and posted for trading on the TSX in Canada and the NASDAQ, in the United States, under the symbol “FTRP”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement.
RISK FACTORS
An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described below and under the heading “Risk Factors” in the AIF and under the heading “Risks and Uncertainties” in the Interim MD&A, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing (See “Documents Incorporated by Reference”). Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the AIF, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operation. The Company cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.
Reliance of Third-Party Medical Professionals
Field Trip relies on third-party medical professionals operating in practices not managed by Field Trip for delivering services under the KAP Co-Op and P2P KAP programs. Although Field Trip conducts background searches and other due diligence prior to entering into business relationships with such third-party medical professionals, such relationships could present unforeseen obstacles or costs and may involve risks that could adversely affect us including any allegations of malpractice, violation of any applicable laws and regulations or a data breach in sharing information. There can be no assurance that we will be able to consummate any future relationships on satisfactory terms with such professionals, that such professionals will discharge their duties under these programs, that such relationships will achieve the expected benefits to our business or that such relationship will continue. Further, failure to conclude such agreements, the termination or cancellation of any such agreements or our failure and/or the failure of other parties to these arrangements to fulfill their obligations could have a material adverse effect on our business, financial condition and results of operations.
Strategic Review
There are factors which may prevent the Company from completing any strategic initiatives considered by the Company during the Strategic Review which initiatives may include, but are not limited to, adding additional assets or segments to the business or a separation of the Company’s business units with continued inter-Company relationships designed to leverage the synergies represented by an integrated model (a “Strategic Initiative”). There is a risk that, even if a Strategic Initiative is determined be in the best interests of the Company and its shareholders, such Strategic Initiative will not be completed, as it can be adversely affected by a variety of factors, including, but not limited to, delays in obtaining, or conditions imposed by, regulatory approvals and third-party financing, for the Strategic Initiative. The failure to complete a Strategic Initiative could result in a material adverse effect on the business, results or operations and the financial condition of the Company. In addition, a proposed Strategic Initiative may give rise to adverse tax consequences to the Company and/or shareholders, and the Company will incur costs in connection with evaluating Strategic Initiatives and undertaking the Strategic Review that must be paid even if the Company determines not proceed with a Strategic Initiative. There is no assurance that a Strategic Initiative, even if consummated, will be completed in a timely manner or deliver the intended benefits to the Company and its shareholders.
Speculative Nature of Investment Risk
An investment in the Securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.
Credit Risk
The Company is exposed to credit risk on its cash and account receivables. The carrying amount of the Company’s financial assets represent the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada, the United States, and Jamaica which the Company believes lessens the degree of credit risk.
Liquidity Risk
The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.
Interest Rate Risk
Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.
Currency Risk
The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars.
Negative Operating Cash Flow and Going Concern
The Company has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the

Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company will be required to raise additional funds through the issuance of additional equity securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The Company’s ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.
Any inclusion in the Company’s financial statements of a going concern opinion may negatively impact the Company’s ability to raise future financing and achieve future revenue. The threat of the Company’s ability to continue as a going concern will be removed only when, in the opinion of the Company’s auditor, the Company’s revenues have reached a level that is able to sustain its business operations. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations. If any of these events happen, you could lose all or part of your investment. The Company’s financial statements do not include any adjustments to the Company’s recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern. See “Risk Factors — Risks Related to an Offering — Potential Need for Additional Financing”.
Discretion over the Use of Proceeds
While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Company’s sole discretion.
Management will have discretion concerning the use of proceeds ascribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer. See “Use of Proceeds”.
Potential Need for Additional Financing
The continued development of the Company will require additional financing. The Company’s activities do have scope for flexibility in terms of the amount and timing of expenditures, and expenditures may be adjusted accordingly. However, further operations will require additional capital and will depend on the Company’s ability to obtain financing through debt, equity or other means. The Company’s ability to meet its obligations and maintain operations may be contingent upon successful completion of additional financing arrangements. There is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company. In addition, any future financing may also be dilutive to existing shareholders of the Company. See “Risk Factors — Risks Related to an Offering — Negative Operating Cash Flow and Going Concern” and “— Potential Dilution”.
Volatile Market Price of Company’s Common Shares
The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares distributed hereunder will be affected by such volatility.
The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysts’ estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Note Regarding Forward-Looking Information”. In addition, the market price for securities on stock markets, including the TSX, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.
Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance. As at the date of this Prospectus, only the Common Shares are listed on a securities exchange and may be purchased in the secondary market.
Potential Dilution
The Company’s articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Board, in many cases, without the approval of the Company’s shareholders. The Company cannot predict the size of future issuances of Common Shares or other Securities or the effect that future issuances and sales of Common Shares or other Securities will have on the market price of our Securities. Issuances of a substantial number of additional Securities, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share. See “Risk Factors — Risks Related to an Offering — Potential Need for Additional Financing”.
Market for Securities
There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, such unlisted Securities may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such unlisted Securities purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.
Enforcement of Civil Liabilities
Certain of our subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.
The Company has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in the United States may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.
U.S. investors may find it difficult to enforce U.S. judgments against the Company. The Company is incorporated under the laws of Canada and a number of the Company’s directors and officers are not residents of the United States. Because a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.
EXEMPTION
Pursuant to a decision of the Autorité des marchés financiers dated November 15, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to any future “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.
CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain U.S. federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Company by Bennett Jones LLP, Toronto, Ontario with respect to matters of Canadian law and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York concerning matters of U.S. law. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters to be designated at the time of the offering by such underwriters with respect to matters of Canadian and U.S. law. As of the date hereof, the partners and associates of Bennett Jones LLP, each as a group, own, directly or indirectly, less than 1% of the Common Shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Ernst & Young LLP were appointed the auditors of the Company on September 24, 2021 and have confirmed that they are (i) independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Company within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States). MNP LLP was the auditor of the Company until September 23, 2021 and during the period as auditor of the Company were independent within the meaning of the code of conduct of the Chartered Professional Accountants of Ontario.
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Computershare Trust Company N.A at its principal offices in Cantun, Massachusetts is the affiliate transfer agent and registrar in the United States.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:
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the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

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the consent of MNP LLP;

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the consent of our Canadian counsel, Bennett Jones LLP;

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a form of indenture relating to Debt Securities; and

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the powers of attorney from our directors and officers.

A copy of the form of warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Three directors of the Company, being Helen Boudreau, Dieter Weinand and Ellen Lubman, reside outside of Canada and each has appointed the Company, 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.